FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 31, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
 (Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Management’s Discussion and Analysis
Segment Information Analysis
Component Information—Statements of Income
Cash Flow
Capital Resources and Capital Requirements
Customer Financing
Market Risks
Critical Accounting Policies
Notes to Consolidated Financial Statements
Signatures

Siemens AG

Management’s Discussion and Analysis

     Siemens financial results are reported in accordance with U.S. GAAP. To help shareholders follow our growth and progress, the presentation of our worldwide financial results is enhanced by a component model presentation that presents the worldwide results for our operating business separately from the results for our financing and real estate activities and the effects of eliminations, reclassifications and Corporate Treasury. These components contain our reportable segments. The three components of Siemens worldwide are as follows:

•	Operations—This component is defined as Siemens’ 13 operating segments (groups) including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.

•	Financing and Real Estate—This component includes the Siemens Financial Services and Siemens Real Estate segments. These businesses are responsible for our leasing, finance and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—The third component included in our consolidated financial statements enhances the transparency of the other components by separately capturing the elimination of transactions among Operations and Financing and Real Estate, as well as certain reclassifications. This component also includes our Corporate Treasury activities.

     Effective December 2001, we no longer consolidate Infineon in our financial results. Instead we account for Infineon as an investment using the equity method. Accordingly, our net investment in Infineon is included in our consolidated balance sheet under long-term investments, and we report our share of Infineon’s net income or loss in our consolidated income statement as part of investment income (see Notes to the consolidated financial statements). The consolidated results of operations and cash flows of Infineon for the first two months of fiscal 2002 (before the deconsolidation occurred) are in “Eliminations, reclassifications and Corporate Treasury.”

     Our thirteen “Operations” business groups involve manufacturing, industrial and commercial solutions and services related more or less to our origins in the electrical business. We refer to these groups as our “Operations” to distinguish them from our financial services and real estate activities. We measure the profitability of our Operations component and of our groups by EBIT. EBIT is the measure used by our Managing Board as the chief operating decision maker for the Company in assessing performance. EBIT is also the basis for calculating Economic Value Added (EVA) for Operations, which in turn is part of the determination of the amount of executive incentive compensation in accordance with our company-wide bonus program. Therefore, we believe that EBIT enhances investor’s understanding of our Operations because we consider it the best measure of our groups’ operational performance. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

     EBIT for our Operations component is defined as earnings before financing interest and income taxes, and excludes certain one-time items (see “Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements”), which are deemed by the chief operating decision maker, the Managing Board, to not relate to the business performance of the Operations component. EBIT for groups is defined as earnings before financing interest, certain pension costs and income taxes and excludes certain one time items, which do not relate to the business performance of the groups. Financing interest is any interest income other than interest income related to receivables from customers, from cash allocated to the groups and interest expense on payables. We believe that it is appropriate to exclude financing interest from EBIT because decision-making regarding financing is typically made centrally in Corporate Treasury. Similarly, income taxes are excluded from EBIT since tax expense is subject to legal structures which typically do not correspond to the structure of our Operating groups. As a result, increases or decreases in EBIT reflect only the operational performance of the operations, as defined by the Managing Board, without regard to these effects. For further information on segment EBIT, see also Notes to the consolidated financial statements. In contrast, we assess the profitability of our Financing and Real Estate component by income before income taxes since interest expense and income is an important source of expense and revenue for this component.

     Net capital employed is the asset measure used to assess the capital intensity of our Operations component and our groups. It represents total assets less tax related assets, less accruals and less non-interest bearing liabilities other than tax related liabilities. For further information regarding Net capital employed, see Notes to the consolidated financial statements.

Results of Siemens Worldwide – First quarter of fiscal 2003 compared to first quarter of fiscal 2002

•	Sales decreased 10% to €18.845 billion compared to €20.986 billion and orders decreased 21% to €20.145 billion compared to €25.390 billion the same quarter a year earlier. Excluding the effects of currency translation, acquisitions and dispositions, sales decreased 1% and orders were 13% lower year over year. Sequentially, and excluding currency effects and the net effect of acquisitions and dispositions, sales decreased 9% and orders increased 6% compared to the fourth quarter of fiscal 2002. The most significant currency to which the Company is exposed is the U.S. dollar.

•	Gross profit as a percentage of sales in the first quarter of fiscal 2003 increased by more than one percentage point to 28.0% compared to 26.9% in the same period in the prior year. Gross profit margin from Operations increased, as the group’s cost-cutting efforts outpaced the decline in sales. ICN realized higher gross margins on software contracts and continued cost-cutting resulting in increased gross margin, despite severance charges. PTD, TS, SV, Osram and Med posted improved gross profit margins due to increased productivity, as SD did due to continuing improvements in project management. In contrast, gross profit margin decreased at PG as a result of higher inventory allowances and at I&S due to severance charges. The prior year included effects from the consolidation of two months of the results of Infineon which was deconsolidated in December 2001. Infineon’s relatively low gross profit margin significantly impacted gross profit margin in the first quarter of the prior year.

•	Research and development (R&D) expenses decreased from €1.547 billion to €1.295 billion compared to first quarter in the prior year, primarily due to the two month consolidation of Infineon last year and declined in line with the decrease in sales at several groups. R&D spending represented 6.9% of sales, compared to 7.4% in the first quarter of last year.

•	Marketing, selling and general administrative expenses were €3.508 billion in the first quarter of fiscal 2003 compared to €3.901 billion in the same period a year ago. This figure represents 18.6% of sales, unchanged compared to the first quarter of last year.

•	Other operating income (expense), net was €215 million compared to €391 million in the first quarter of fiscal 2002. The first quarter in fiscal 2002 included gains of €332 million resulting from Infineon share sales. Income (loss) from investments in other companies, net was €4 million compared to a negative €22 million in the prior year. The current year includes higher income from investments at Siemens Financial Services (SFS) partly offset by write-downs of venture capital and other investments at ICN totaling €25 million. Income (expense) from financial assets and marketable securities, net was a positive €27 million compared to a negative €29 million in the same period last year. Interest income (expense) of Operations, net was a positive €13 million compared to net interest expense of €18 million a year earlier, primarily due to declining interest rates and lower average interest-bearing liabilities. Other interest income, net was €76 million compared to €42 million last year reflecting in part lower interest rates on debt.

•	Net income in the first quarter was €521 million, including a negative €17 million related to our ownership of shares in Infineon Technologies AG. Net income in the same quarter a year ago was €538 million. The prior year includes a net effect related to Infineon of a positive €157 million, including gains on the sale of Infineon shares.

•	Net cash from operating and investing activities for the first quarter was a negative €1.137 billion compared to a positive €307 million in the comparable period last year. Net cash provided by operating activities for the first quarter was a negative €685 million compared to a negative €86 million in the first quarter a year ago. The current period reflects a supplemental cash contribution of €442 million to Siemens’ pension trusts in Germany and the U.K. Investing activities used €452 million compared to cash provided of €393 million in the same period a year ago. Proceeds from sales and dispositions of businesses was significantly lower at €52 million in the current quarter, compared to proceeds of €1.272 billion in the first quarter a year ago.

•	EBIT from Operations was €604 million compared to €487 million in the same quarter a year ago. EBIT includes a net gain at the Power Generation group (PG) of €125 million from the effect of project cancellations, net of certain inventory allowances. Both periods include charges for severance and asset write downs of €115 million and €147 million for the quarters ending December 31, 2002 and 2001, respectively. Quarterly non-allocated pension-related expense was higher, as expected, at €198 million compared to €63 million in the first quarter of the prior year.

•	Earnings per share for the first quarter of fiscal 2003 were €0.59 compared to €0.61 in the same period a year earlier.

     On October 1, 2002, Siemens adopted Statement of Accounting Financial Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. As a result of the adoption of SFAS 143, income of €59 million (€36 million net of income taxes, or €0.04 per share) was recorded as a cumulative effect of a change in accounting principle. See Note 16 to the consolidated financial statements for further information.

SEGMENT INFORMATION ANALYSIS – First quarter of 2003 compared to first quarter of 2002

OPERATIONS

Information and Communications

Information and Communication Networks (ICN)

		First quarter ended
		December 31,

ICN Performance Data	Change	2002	2001

		(€ in millions)
EBIT	22%	(151)	(124)
EBIT margin		(8.4)%	(4.9)%
Total sales	(29)%	1,804	2,540
New orders	(26)%	1,940	2,627
Net cash from operating and investing activities		33	(187)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	905	1,100
Employees (in thousands)	38	39

     ICN continued to address the steep downturn in telecommunications infrastructure investment, particularly by carriers in Germany and the Americas. EBIT of negative €151 million included €24 million of severance charges and €25 million in write-downs of venture capital and other investments. In comparison, ICN had EBIT of negative €124 million in the same quarter a year earlier, when severance charges and asset write-downs totaled €76 million. The Enterprise Networks division was profitable and increased its first-quarter EBIT year-over-year, while sales declined due to the effects of dispositions and more selective order intake. ICN’s Carrier Networks and Services business posted negative earnings on lower business volume compared to the same period a year earlier, but losses were lower than in recent quarters, due to a better product mix driven by software-related contracts. While ICN’s overall first-quarter sales of €1.804 billion were 29% lower than a year earlier, approximately ten percentage points of the change resulted from a combination of currency translation effects and the deconsolidation of its Unisphere Networks, Inc. and Network Systems businesses which were sold in the fourth quarter of fiscal 2002. Orders fell 26% year-over-year, to €1.940 billion. The group expects to continue its Profitability and Cash Turnaround (PACT) cost-cutting program in 2003, and to incur associated severance expenses.

     Net capital employed at December 31, 2002 decreased to €905 million, from €1.100 billion at the end of fiscal 2002, primarily due to reductions in investments and in property, plant and equipment. Reduced capital expenditures, also contributed in large part to the improvement in net cash from operating and investing activities to €33 million from a negative €187 million in the first quarter of last year. Cash flow will be negatively impacted in future periods due to severance programs. EVA improved compared to the first quarter a year ago, but remained negative.

Information and Communications Mobile (ICM)

		First quarter ended
		December 31,

ICM Performance Data	Change	2002	2001

		(€ in millions)
EBIT	59%	59	37
EBIT margin		2.1%	1.2%
Total sales	(9)%	2,856	3,127
New orders	(24)%	2,509	3,318
Net cash from operating and investing activities		(112)	(396)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	2,141	1,973
Employees (in thousands)	28	29

     ICM increased its first-quarter EBIT to €59 million from €37 million a year earlier, when the group took severance charges totaling €49 million at the Mobile Networks division. In the current period, the Mobile Phones division contributed EBIT of €52 million on sales of €1.309 billion, up from EBIT of €20 million in the first quarter a year earlier. The division improved profitability with the introduction of new, design-to-cost handsets, and increased sales for the Christmas quarter year-over-year with a record sell-in of 11.0 million phones. The Cordless Products and Wireless Modules divisions also contributed to earnings growth for the quarter. In contrast, continued price erosion and declines in demand led to a loss of €25 million on sales of €1.199 billion at the Mobile Networks division, compared to EBIT of €8 million in the same quarter of the prior year. Due to significant volume decreases at Mobile Networks, sales for ICM as a whole fell 9% from the same quarter a year ago, to €2.856 billion, and orders dropped 24%, to €2.509 billion.

     Net capital employed at December 31, 2002 was €2.141 billion, compared to €1.973 billion at the end of fiscal 2002. Net cash from operating and investing activities improved to a negative €112 million compared to a negative €396 million for the first quarter of last year, due to a net improvement in working capital development. Cash flow will be negatively impacted in future periods due to payments related to planned headcount reduction activities and due to commitments to extend customer financing in the Networks division. EVA improved, but remained negative.

Siemens Business Services (SBS)

		First quarter ended
		December 31,

SBS Performance Data	Change	2002	2001

		(€ in millions)
EBIT	(63)%	12	32
EBIT margin		0.9%	2.2%
Total sales	(14)%	1,267	1,467
New orders	(27)%	1,394	1,900
Net cash from operating and investing activities		(101)	(88)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	371	264
Employees (in thousands)	35	34

     EBIT at SBS fell to €12 million from €32 million in the first quarter a year earlier. In a weak market for information technology services, particularly in SBS’ important German market, the group’s sales fell 14% year-over-year, to €1.267 billion, and orders dropped 27%, to €1.394 billion.

     Net capital employed increased from €264 million at the end of fiscal 2002 to €371 million at December 31, 2002. Net cash from operating and investing activities was a negative €101 million compared to a negative €88 million for the first quarter of last year. EVA turned negative.

Automation and Control

Automation and Drives (A&D)

		First quarter ended
		December 31,

A&D Performance Data	Change	2002	2001

		(€ in millions)
EBIT	3%	179	173
EBIT margin		9.0%	8.8%
Total sales	1%	1,982	1,958
New orders	(6)%	2,234	2,365
Net cash from operating and investing activities		163	(13)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	2,208	2,197
Employees (in thousands)	51	51

     A&D increased its EBIT contribution and EBIT margin compared to the first quarter a year ago, despite a continuing slowdown in capital expenditures in the manufacturing sectors of the U.S. and Europe. EBIT rose to €179 million, compared to EBIT of €173 million in the first quarter of fiscal 2002, and EBIT margin was 9.0%. Sales for the period increased 1% year-over-year, to €1.982 billion, while orders declined to €2.234 billion due primarily to currency translation effects.

     Net capital employed at December 31, 2002 was €2.208 billion, compared to €2.197 billion at the end of fiscal 2002. Net cash from operating and investing activities increased to €163 million compared to a negative €13 million for the first quarter of last year, primarily due to improved working capital management. This effect also led to a significant increase in EVA compared to the first quarter in fiscal 2002.

Industrial Solutions and Services (I&S)

		First quarter ended
		December 31,

I&S Performance Data	Change	2002	2001

		(€ in millions)
EBIT		(33)	2
EBIT margin		(3.6)%	0.2%
Total sales	(11)%	929	1,040
New orders	(8)%	1,067	1,165
Net cash from operating and investing activities		(43)	(100)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	288	315
Employees (in thousands)	28	29

     I&S posted EBIT of negative €33 million compared to positive €2 million in the same period a year earlier. During the current period, I&S incurred €31 million in additional expenses, primarily for severance and payments related to favorable renegotiation of employment contracts. First-quarter sales declined 11% year-over-year, to €929 million, and orders declined 8% to €1.067 billion.

     Net capital employed at December 31, 2002 was €288 million, compared to €315 million at the end of fiscal 2002. Net cash from operating and investing activities was a negative €43 million compared to a negative €100 million for the first quarter of last year. Cash flow will be negatively impacted in future periods due to continuing severance programs. I&S’s negative EVA decreased compared to the first quarter a year ago.

Siemens Dematic (SD)

		First quarter ended
		December 31,

SD Performance Data	Change	2002	2001

		(€ in millions)
EBIT	9%	12	11
EBIT margin		1.9%	1.4%
Total sales	(23)%	622	804
New orders	(20)%	612	763
Net cash from operating and investing activities		(89)	(63)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	1,071	975
Employees (in thousands)	11	12

     SD held EBIT level at €12 million, compared to €11 million in the same period a year earlier. The group’s Electronics Assembly Systems division continued to battle the effects of overcapacity in the global telecommunications equipment market, the Material Handling Automation division faced slowing market growth in Europe, and the Postal Automation division was affected by lower demand in the U.S. These factors contributed to a 23% drop in sales, to €622 million, while orders fell 20%, to €612 million. Nevertheless the group’s EBIT margin improved by more than half a percentage point, benefiting from productivity programs and improved project execution.

     Net capital employed at December 31, 2002 was €1.071 billion, compared to €975 million at the end of fiscal 2002. Net cash from operating and investing activities was a negative €89 million compared to a negative €63 million for the first quarter of last year. EVA decreased and remained negative.

Siemens Building Technologies (SBT)

		First quarter ended
		December 31,

SBT Performance Data	Change	2002	2001

		(€ in millions)
EBIT	(4)%	43	45
EBIT margin		3.6%	3.4%
Total sales	(8)%	1,206	1,312
New orders	(10)%	1,254	1,397
Net cash from operating and investing activities		(36)	(84)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	1,802	1,778
Employees (in thousands)	34	36

     SBT had first-quarter EBIT of €43 million after charges for severance and plant closings totaling €13 million. While EBIT was lower than the prior-year level of €45 million, SBT improved its EBIT margin year-over-year, in particular with increased profitability at its Heating, Ventilation and Air Conditioning (HVAC) Products division. Sales for the quarter declined 8% year-over-year, to €1.206 billion, and orders were down 10%, at €1.254 billion. Approximately five percentage points of the decline in both sales and orders were due primarily to currency translation and deconsolidation effects.

     Net capital employed at December 31, 2002 was €1.802 billion, compared to €1.778 billion at the end of fiscal 2002. Net cash from operating and investing activities was a negative €36 million compared to a negative €84 million for the first quarter of last year, primarily due to effects from accounts payable. Cash flow will be negatively impacted in future periods due to severance programs. EVA increased, but remained negative.

Power

Power Generation (PG)

		First quarter ended
		December 31,

PG Performance Data	Change	2002	2001

		(€ in millions)
EBIT	35%	409	302
EBIT margin		22.9%	14.2%
Total sales	(16)%	1,785	2,134
New orders	(45)%	2,270	4,093
Net cash from operating and investing activities		(46)	399

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	296	(144)
Employees (in thousands)	25	26

     PG led all Siemens groups with EBIT of €409 million, a €107 million increase compared to the first quarter of fiscal 2002. Earnings for the current period benefited from a net gain of €125 million from the effect of project cancellations, net of certain allowances on inventory. This gain contributed to the rise in first-quarter EBIT margin year-over-year, from 14.2% to 22.9%. Sales for the quarter fell 16% compared to the same period a year earlier, to €1.785 billion. More than seven percentage points of PG’s sales decline resulted from currency translation effects, in particular related the U.S. dollar, and the sale of PG’s ceramics business between the two periods under review. Orders of €2.270 billion for the quarter came in below the record-setting first-quarter level a year ago, when PG booked approximately €1.0 billion of orders from two customers in the Middle East. In the current period, PG booked substantial gas turbine orders and also bolstered its growing backlog of service contracts. While PG’s order backlog overall declined from €20.1 billion at the end of fiscal 2002 to €18.6 billion at the close of the first quarter, more than half of the net change resulted from currency translation effects.

     Net capital employed at December 31, 2002 increased to €296 million, compared to a negative €144 million at the end of fiscal 2002, primarily due to lower customer prepayments. This effect was also evident in net cash from operating and investing activities of a negative €46 million compared to a positive €399 million for the first quarter of last year. EVA improved on higher profitability despite higher assets.

Power Transmission and Distribution (PTD)

		First quarter ended
		December 31,

PTD Performance Data	Change	2002	2001

		(€ in millions)
EBIT	100%	40	20
EBIT margin		5.0%	2.0%
Total sales	(20)%	802	1,002
New orders	(33)%	1,109	1,649
Net cash from operating and investing activities		58	(18)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	926	928
Employees (in thousands)	17	17

     PTD doubled its EBIT to €40 million compared to the first quarter of fiscal 2002, when its Metering business was unprofitable and the group took severance charges totaling €22 million. With the sale of Metering in the fourth quarter of the previous year, and increases in profitability at a majority of PTD’s remaining divisions, the group raised its EBIT margin by three full percentage points compared to the prior-year quarter, to 5.0%. The effects of currency translation and dispositions accounted for nearly all of the 20% year-over-year reduction in first-quarter sales, to €802 million. The group’s 33% decline in orders, to €1.109 billion, is largely attributable to comparison with the first quarter of fiscal 2002, when order bookings were unusually high at both the High Voltage and Transformer divisions.

     Net capital employed at December 31, 2002 was €926 million, compared to €928 million at the end of fiscal 2002. Net cash from operating and investing activities improved to €58 million compared to a negative €18 million for the first quarter of last year due to improvements in working capital management. EVA turned positive, due to increased profitability and working capital improvements.

Transportation

Transportation Systems (TS)

		First quarter ended
		December 31,

TS Performance Data	Change	2002	2001

		(€ in millions)
EBIT	36%	68	50
EBIT margin		6.3%	5.2%
Total sales	12%	1,080	961
New orders	(41)%	1,100	1,853
Net cash from operating and investing activities		(161)	76

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	(505)	(741)
Employees (in thousands)	17	17

     TS delivered EBIT of €68 million, up from €50 million in the first quarter a year ago, and raised its EBIT margin more than a full point, to 6.3%. Sales climbed 12% compared to the prior-year quarter, to €1.080 billion. Orders were higher than sales for the quarter, and included a number of major new projects in Europe, but at €1.100 billion were below the €1.853 billion level TS reached in the first quarter of fiscal 2002, when it booked orders for a high-speed rail link in Holland and an advanced, driverless subway system in Nuremberg, Germany. The group’s order backlog stood at €11.2 billion at the end of the current period.

     Net capital employed at December 31, 2002 was a negative €505 million, compared to a negative €741 million at the end of fiscal 2002, primarily due to lower customer prepayments. This effect was also evident in net cash from operating and investing activities of a negative €161 million compared to a positive €76 million for the first quarter of last year. The group’s positive EVA remained unchanged compared to the first quarter a year ago.

Siemens VDO Automotive (SV)

		First quarter ended
		December 31,

SV Performance Data	Change	2002	2001

		(€ in millions)
EBIT		73	(6)
EBIT margin		3.4%	(0.3)%
Total sales	5%	2,133	2,027
New orders	5%	2,133	2,023
Net cash from operating and investing activities		(84)	(43)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	3,902	3,746
Employees (in thousands)	44	43

     SV continued its steady progress since the acquisition of the VDO businesses in fiscal 2001, posting EBIT of €73 million compared to negative €6 million in the same quarter a year ago. Growing sales of SV’s innovative diesel injection and navigation systems fueled profitability, as did a group-wide productivity program. Both sales and orders rose 5% year-over-year, to €2.133 billion, despite a 5% adverse affect on volume from currency translation and the sale of the group’s Hydraulik-Ring business between the two periods under review.

     Net capital employed at December 31, 2002 was €3.902 billion, compared to €3.746 billion at the end of fiscal 2002. Increases in net assets more than offset the improvement in EBIT, resulting in lower net cash from operating and investing activities of a negative €84 million in the current quarter. EVA increased, but remained negative.

Medical

Medical Solutions (Med)

		First quarter ended
		December 31,

Med Performance Data	Change	2002	2001

		(€ in millions)
EBIT	16%	245	212
EBIT margin		13.4%	12.0%
Total sales	3%	1,831	1,770
New orders	(1)%	1,958	1,970
Net cash from operating and investing activities		(20)	167

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	3,495	3,414
Employees (in thousands)	31	31

     Med was again a leader among the operating groups in EBIT and profitability. First-quarter EBIT rose 16% compared to the same period a year earlier, to €245 million, and EBIT margin stepped up to 13.4%. Med’s imaging systems divisions again led the way, with their new products making important contributions. Sales rose 3%, to €1.831 billion, despite a negative 7% currency translation effect, while orders remained level at €1.958 billion including a negative 8% currency translation effect.

     Net capital employed at December 31, 2002 was €3.495 billion, compared to €3.414 billion at the end of fiscal 2002. An increase in net working capital primarily receivables and inventories in the current quarter influenced a decline in net cash from operating and investing activities to a negative €20 million. EVA increased in part due to improved profitability compared to the first quarter last year.

Lighting

Osram

		First quarter ended
		December 31,

Osram Performance Data	Change	2002	2001

		(€ in millions)
EBIT	36%	106	78
EBIT margin		9.4%	7.1%
Total sales	2%	1,123	1,099
New orders	2%	1,123	1,099
Net cash from operating and investing activities		145	(11)

	Dec. 31,	Sept. 30,
	2002	2002

Net capital employed	2,316	2,436
Employees (in thousands)	35	35

     Osram continued to deliver solid earnings and margins, with EBIT of €106 million and EBIT margin of 9.4%. In comparison, first-quarter EBIT a year earlier was €78 million and EBIT margin was 7.1%. The group’s automotive lighting business was a particularly strong performer. Despite a negative 8% currency translation effect, Osram increased its business volume 2%, to €1.123 billion.

     Net capital employed at December 31, 2002 was €2.316 billion, compared to €2.436 billion at the end of fiscal 2002. Net cash from operating and investing activities increased on improved profitability and lower capital expenditures to €145 million compared to a negative €11 million for the first quarter of last year. EVA increased compared to the first quarter of fiscal 2002.

Corporate, Eliminations (Operations) and Reconciliation to Financial Statements

     Corporate, eliminations (Operations) and Reconciliation to financial statements include various categories of items which are not allocated to the groups, because the Managing Board has determined that such items are not indicative of group performance. These include certain non-recurring, one-time charges or gains and results from centrally managed projects. In addition, Corporate, eliminations (Operations) includes corporate costs such as non-allocated pension related income or expense, certain corporate-related derivative activities, and centrally held equity investments, business units and corporate projects. Reconciliation to financial statements includes various items excluded by definition from EBIT.

     We believe that this presentation provides a more meaningful comparison between the periods under review because it eliminates one-time or non-recurring gains or losses that management does not believe are indicative of the underlying performance of our business. This presentation reflects the assessment of our chief operating decision maker with respect to the performance of our components. However, you should be aware that different one-time or non-recurring items may occur in every period.

Corporate, Eliminations

     Corporate, eliminations consists of four main components: corporate items, consisting primarily of corporate expenses; investment earnings (losses), which include our share of earnings (losses) from equity investments held centrally; non-allocated pension-related income (expense); and “eliminations, other.” EBIT for Corporate, eliminations as a whole was a negative €458 million compared to a negative €345 million in the first quarter a year ago.

     Corporate items decreased slightly to negative €194 million in the current period compared to negative €201 million a year earlier.

     Investment earnings were a positive €35 million compared to a negative €24 million a year earlier. Included in investment income in the current period is a negative €17 million in equity results representing Siemens’ share of Infineon’s net loss in the first quarter of fiscal 2003. The equity share of Infineon’s net loss following deconsolidation in the same quarter of the prior year was a negative €60 million.

     Non-allocated pension-related expense for the first three months of fiscal 2003 was negatively affected by changes in pension trust net asset values, lower return assumptions and increased amortization expense related to the underfunding of the Company’s pension trusts. In addition to quarterly expense of €198 million, non-allocated pension related expense for the first three months of fiscal 2003 includes €19 million charge relating to payments to the German pension insurance association (Pensionssicherungsverein).

Reconciliation to financial statements

     Other interest expense, net for the first quarter of fiscal 2003 was €2 million, compared to €66 million a year ago. The current year amount reflects lower interest rates on debt. Gains on sales and dispositions of significant business interest are also shown under Reconciliation to financial statements. For the first three months of fiscal 2002, this amount includes a gain of €332 million from the sale of 23.1 million Infineon shares in open market transactions.

Financing and Real Estate

Siemens Financial Services (SFS)

		First quarter ended
		December 31,

SFS Performance Data	Change	2002	2001

		(€ in millions)
Income before income taxes	100%	84	42
Total sales	12%	136	121
Net cash from operating and investing activities		(157)	299

	Dec. 31,	Sept. 30,
	2002	2002

Total assets	8,588	8,681
Employees (in thousands)	1	1

     SFS significantly increased first-quarter earnings before income taxes compared to the prior year, from €42 million to €84 million, on strong performances at the Equipment & Sales Financing division and higher income from investments in Indonesia by the Equity division. Total assets at December 31, 2002 were €8.588 billion, compared to €8.681 billion at the end of fiscal 2002. Net cash from operating and investing activities was a negative €157 million compared to a positive €299 million for the first quarter of last year, primarily due to the planned phase-down of sales of receivables through the SieFunds asset securitization vehicle. EVA increased on stronger earnings.

Siemens Real Estate (SRE)

		First quarter ended
		December 31,

SRE Performance Data	Change	2002	2001

		(€ in millions)
Income before income taxes	(38)%	55	88
Total sales	0%	396	397
Net cash from operating and investing activities		50	24

	Dec. 31,	Sept. 30,
	2002	2002

Total assets	3,900	4,090
Employees (in thousands)	2	2

     Due in part to lower gains on the sale of real estate, SRE recorded earnings before income taxes of €55 million, down from €88 million in the same quarter a year earlier. Total assets at December 31, 2002 were €3.900 billion, down from €4.090 billion at the end of fiscal 2002. Net cash from operating and investing activities was €50 million compared to €24 million for the first quarter of last year. EVA decreased, but remained positive.

COMPONENT INFORMATION—STATEMENTS OF INCOME

Operations

	First quarter ended
	December 31,

	2002	2001

	(€ in millions)
Net sales from operations	18,688	20,403
Gross profit on sales	5,153	5,579
as percentage of sales	27.6%	27.3%
Research and development expenses	(1,295)	(1,379)
as percentage of sales	6.9%	6.8%
Marketing, selling and general administrative expenses	(3,436)	(3,742)
as percentage of sales	18.4%	18.3%
Other operating income (expense), net	197	47
Income (loss) from investments in other companies, net	(18)	(8)
Income from financial assets and marketable securities, net	(10)	8
Interest income (expense) of Operations, net	13	(18)

EBIT	604	487
as percentage of sales	3.2%	2.4%

     Net sales from Operations decreased 8% to €18.688 billion compared to €20.403 billion a year earlier. Revenues were negatively affected by currency translation effects of 4%, primarily involving exchange rates between the U.S. dollar and the euro. Sales declined particularly at ICN, ICM, SBS, PG and PTD and was negatively affected by currency and disposition effects. The ICN sales decline was driven by weakness in the Carrier Networks and Services business and influenced by effects from currency and the deconsolidation of its Unisphere Networks, Inc. and Network System businesses which were sold in the fourth quarter of fiscal 2002. At PTD, the decline relates to the sale of its Metering business in the fourth quarter of last year. In contrast, TS and SV posted significant sales increases.

     Gross profit as a percentage of sales increased slightly to 27.6% compared to 27.3% in the prior year, as the operating groups’ cost cutting efforts outpaced the decline in sales. ICN continued PACT cost-cutting resulting in increased gross margin, despite severance charges. PTD, TS, SV, Osram and Med posted improved gross profit margins due to increased productivity, as well as SD due to continuing improvements in project management. In contrast, gross profit margin decreased at PG as a result of higher inventory allowances and at I&S due to severance charges. See also the segment analysis above for further comments on individual groups.

     Research and development expenses (R&D) were €1.295 billion in the first quarter of fiscal 2003 compared to €1.379 billion a year earlier. R&D spending as a percentage of sales was 6.9% compared to 6.8% a year earlier, reflecting our ongoing commitment to R&D in a wide variety of areas. Marketing, selling and general administrative expenses decreased 8% to €3.436 billion compared to last year, but increased as a percentage of sales from 18.3% to 18.4%.

     Other operating income, net was €197 million compared to €47 million last year. Income (loss) from investments in other companies, net was a negative €18 million compared to a negative €8 million in the prior year. The current year includes charges from write-downs of venture capital and other investments at ICN totaling €25 million.

     Income (expense) from financial assets and marketable securities, net was a negative €10 million compared to income of €8 million in the last year. Interest income (expense) of Operations, net was a positive €13 million compared to net interest expense of €18 million a year earlier, primarily due to declining interest rates and lower average interest-bearing liabilities.

     EBIT from Operations for the first quarter of fiscal 2003 was €604 million, compared to €487 million in the first quarter a year ago, reflecting the factors noted above. Both periods include charges for severance and asset write downs of €115 million and €147 million for quarters ending December 31, 2002 and 2001, respectively. EBIT margin increased to 3.2% compared to 2.4% a year ago.

     Other interest expense, net for the first quarter of fiscal 2003 was €2 million, compared to €66 million a year ago. The current year amount reflects lower interest rates on debt.

     Gains on sales and dispositions of significant business interests in the first quarter of fiscal 2002 include gains of €332 million resulting from the sale of 23.1 million Infineon shares.

Financing and Real Estate

	First quarter ended
	December 31,

	2002	2001

	(€ in millions)
Sales	528	516
Gross profit on sales	128	140
Marketing, selling and general administrative expenses	(71)	(72)
Other operating income, net	34	40
Income from investments in other companies, net	22	3
Income (expense) from financial assets and marketable securities, net	6	2
Other interest income, net	20	17

Income before income taxes	139	130

     Sales from Financing and Real Estate for the first quarter of fiscal 2003 increased 2% to €528 million compared to the first quarter of fiscal 2002. Gross profit of €128 million in the first quarter of fiscal 2003 was negatively impacted by higher lease operating costs at SRE. Marketing, selling and general administrative expenses were €71 million and remained on the level of the first quarter of fiscal 2002.

Other operating income, net was €34 million in the current quarter compared to €40 million last year. Income from investments in other companies, net increased from €3 million to €22 million in the first quarter of fiscal 2003, reflecting in part strong investment earnings at SFS’ Equity division, particularly from an project in Indonesia. Income from financial assets and marketable securities, net was €6 million compared to €2 million in the first quarter of the prior year. For the first quarter of fiscal 2003, other interest income, net was €20 million compared to €17 million in the same period a year earlier. As a result, income before income taxes for the first quarter of fiscal 2003 increased 7% to €139 million compared to €130 million in the prior year.

Eliminations, Reclassifications and Corporate Treasury

     This component of Siemens worldwide includes results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations and Financing and Real Estate components. It also includes eliminations of activity conducted between those two components, and reclassification of financial items which are associated with Operations but not included in EBIT from Operations. Since December 2001, Infineon has been accounted for under the equity method. The results of Infineon for the first two months of fiscal 2002, a net loss of €115 million, are included in Eliminations, reclassifications and Corporate Treasury. To the extent that Infineon provided products and services to the Operations groups in the prior year, when Infineon was still consolidated in Siemens’ results, those effects are eliminated here as well. For the three months ended December 31, 2002, income before income taxes includes a gain of €24 million from the repurchase and retirement of €500 million notional amount of an original €2.500 billion Infineon exchangeable bond.

Siemens Worldwide

     In connection with our component model of reporting, below is a discussion of the Consolidated Statements of Income for Siemens worldwide. Additional details relating to the other components of Siemens worldwide: Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury are discussed above.

	First quarter ended
	December 31,

	2002	2001

	(€ in millions)
New orders	20,145	25,390
New orders in Germany	4,661	5,161
International orders	15,484	20,229
Sales	18,845	20,986
Sales in Germany	4,204	4,420
International sales	14,641	16,566
Gross profit on sales	5,282	5,642
as percentage of sales	28.0%	26.9%
Research and development expenses	(1,295)	(1,547)
as percentage of sales	6.9%	7.4%
Marketing, selling and general administrative expenses	(3,508)	(3,901)
as percentage of sales	18.6%	18.6%
Other operating income, net	215	391
Income (loss) from investments in other companies, net	4	(22)
Income from financial assets and marketable securities, net	27	(29)
Interest income (expense) of Operations, net	13	(18)
Other interest income, net	76	42

Income before income taxes	814	558
Income taxes	(302)	(97)
as percentage of income before income taxes	37.1%	17.4%
Minority interest	(27)	77

Income before cumulative effect of change in accounting principle	485	538
Cumulative effect of change in accounting principle, net of income taxes	36	—

Net income	521	538

     New orders in the first quarter of fiscal 2003 decreased 21% from €25.390 billion last year to €20.145 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions orders decreased 13%. Orders in Germany decreased 10% to €4.661 billion in the current period, which include a decrease of 3% due to the net effects from acquisitions and dispositions. International orders decreased 23% to €15.484 billion in the first quarter of fiscal 2003, which include a decrease of 8% due to effects from currency and the net effect of acquisitions and dispositions.

     Sales for the first quarter of fiscal 2003 decreased 10% to €18.845 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions sales decreased 1%. Sales in Germany decreased 5% to €4.204 billion in the current period, which include a decrease of 3% due to the net effects from acquisitions and dispositions. International sales decreased 12% to €14.641 billion in the current period, which include a decrease of 10% due to effects from currency and the net effect of acquisitions and dispositions.

     Orders in the U.S. for the first quarter of fiscal 2003 fell 36%, due in large part to the decrease in orders at PG, to €3.965 billion and sales dropped 24% to €3.903 billion compared to the prior-year quarter, including negative effects from currency translation of 8% and 9%, respectively. In Asia-Pacific, first quarter orders fell 34% to €2.146 billion and sales fell 14% year-over-year, to €2.066 billion, due in part to the deconsolidation of Infineon and currency translation effects. Excluding the Infineon and currency translation effects, orders and sales fell 25% and 3%, respectively. While China continued to account for the largest share of sales in the region, contributing €643 million in the current quarter, that level was 23% below the same period a year earlier, due in part to currency effects. In Europe outside Germany, orders decreased 2%, while sales increased 2%.

     Gross profit margin in the first quarter of fiscal 2003 increased by more than one percentage point to 28.0% compared to 26.9% in the same period in the prior year. Gross profit margin from Operations increased, as the group’s cost-cutting efforts outpaced the decline in sales. ICN realized higher gross margins on software contracts and continued PACT cost-cutting resulting in increased gross margin, despite severance charges. PTD, TS, SV, Osram and Med posted improved gross profit margins due to increased productivity, as SD did due to continuing improvements in project management. In contrast, gross profit margin decreased at PG as a result of higher inventory allowances and at I&S due to severance charges. See also the segment analysis above for further comments on the individual groups. The prior year included effects from the consolidation of two months of the results of Infineon which was deconsolidated in December 2001. Infineon’s relatively low gross profit margin significantly impacted gross profit margin in the first quarter of the prior year.

     Research and development (R&D) expenses decreased from €1.547 billion to €1.295 billion compared to first quarter in the prior year, primarily due to the two month consolidation of Infineon last year and to the decline of business volume at several groups. R&D spending represented 6.9% of sales, compared to 7.4% in the first quarter of last year, primarily due to the effects of Infineon in the prior year.

     Marketing, selling and general administrative expenses were €3.508 billion in the first quarter of fiscal 2003 compared to €3.901 billion in the same period a year ago. This figure represents 18.6% of sales, unchanged compared to the first quarter of last year.

     Other operating income (expense), net was €215 million compared to €391 million in the first quarter of fiscal 2002. The first quarter in fiscal 2002 included gains of €332 million resulting from Infineon share sales. Income (loss) from investments in other companies, net was €4 million compared to a negative €22 million in the prior year. The current year includes higher income from investments at Siemens Financial Services (SFS) partly offset by write-downs of venture capital and other investments at ICN totaling €25 million. Income (expense) from financial assets and marketable securities, net was a positive €27 million compared to a negative €29 million in the last year. Interest income (expense) of Operations, net was a positive €13 million compared to net interest expense of €18 million a year earlier, primarily due to declining interest rates and lower average interest-bearing liabilities. Other interest income, net was €76 million compared to €42 million last year reflecting in part lower interest rates on debt.

     The effective tax rate on income for the first quarter of fiscal 2003 was approximately 37%, compared to 17% in the first quarter a year ago, which was positively impacted by the tax-free sale of Infineon shares.

     On October 1, 2002, Siemens adopted Statement of Accounting Financial Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. As a result of the adoption of SFAS 143, income of €59 million (€36 million net of income taxes) was recorded as a cumulative effect of change in accounting principle, primarily in connection with a significant remediation and environmental accrual. See Note 16 to the consolidated financial statements for further information.

EVA PERFORMANCE

     Siemens continues to drive its enterprise-wide focus on economic value added (EVA). We tie a significant portion of our executive incentive compensation to achieving EVA targets.

     EVA is a financial performance measurement of the value created or destroyed by a business. In simple terms, it compares the profitability of a business against the cost of capital used to run that business. We use this measure of performance in addition to income before income taxes and EBIT, because those measures focus on results without taking into consideration the corresponding cost of capital employed in the business. In this manner, EVA complements EBIT. A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Consequently, the increase or decrease of a positive or negative EVA between comparable fiscal periods is an important measure of financial performance.

     Because the two major components of Siemens—Operations and Financing and Real Estate—are fundamentally different from each other, we adjust our calculations of EVA accordingly. In the case of Operations, we use EBIT as the base measure and apply a flat tax charge of 35% for calculating net operating profit. We calculate the percentage cost of capital for each group by taking the weighted average of the after-tax cost of debt and equity of Siemens and apply an adjustment factor, which takes into account the specific risks associated with the particular business. Management’s determination of the cost of capital for the groups within Operations ranged from 8% to 10%. This percentage is applied against average net operating assets in order to determine capital cost. In the case of Financing and Real Estate, we take income before taxes as the base measure and again apply a flat tax rate of 35% to arrive at income after taxes. From this result we deduct the cost of capital, which is calculated by multiplying the percentage cost of capital (as determined by Siemens management) by the risk-adjusted equity allocated to the Financing and Real Estate component. Calculation of EVA for “Eliminations, Reclassifications and Corporate Treasury” is based on the same concept as for the Financing and Real Estate component. Other organizations that use EVA as a measure of financial performance may define and calculate EVA differently.

     Siemens worldwide realized a positive EVA of €66 million in the first quarter of fiscal 2003, compared to a positive €71 million in the same period a year ago, a period which included gains on the sale of shares of Infineon.

EVA calculation (in millions of €)

	First Quarter	First Quarter
	Fiscal 2003	Fiscal 2002

Operations
EBIT from Operations	604	487
Taxes and other	(188)	(272)

Net operating profit after taxes	416	215
Net capital employed (at December 31)	18,133	23,625
Financial adjustments/average calculation1)	1,762	983
Average net operating assets	19,875	24,608
Capital cost	(447)	(559)

EVA for Operations	(31)	(344)

Financing and Real Estate
Income before income taxes	139	130
Taxes and other	(42)	(44)

Net operating profit after taxes	97	86
Equity	2,000	1,850
Capital cost	(44)	(41)

Financing and Real Estate	53	45

Eliminations, Reclassifications and Corporate Treasury	44	38

Siemens worldwide before adjustment	66	(261)

Adjustment for certain centrally recorded gains/charges2)	—	332

Siemens worldwide	66	71

1)	The term “net operating assets” is the same as net capital employed except for the effects of financial adjustments and the fact that in fiscal 2003 average total is based on monthly net capital employed, whereas in fiscal 2002 the average total is based on four fiscal quarters with a time lag of one quarter.

2)	Centrally recorded gains in fiscal 2002 represent gains on the sale of shares of Infineon.

CASH FLOW— FIRST QUARTER OF FISCAL 2003 COMPARED TO FIRST QUARTER OF FISCAL 2002

     The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components followed by a summary of Siemens worldwide.

     Net cash used in operating activities of the Operations component for the first quarter of fiscal 2003 was €831 million compared to €341 million in first quarter of fiscal 2002. Cash flow from operating activities for first quarter of fiscal 2003 included €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and the U.K. Before these cash contributions, cash used in operating activities in the first quarter of fiscal 2003 was €389 million. Changes in net working capital (current assets less current liabilities) used cash of €1.645 billion in the current quarter compared to cash used of €1.374 billion in first quarter of fiscal 2002. The current year period reflects an increase in inventories, particularly at ICM, SD and SV. Accounts receivable increased during the current period, but at a lower level than a year ago. Accounts payable decreased, but at a lower level than last year. A decrease in other current liabilities negatively affected cash flow due to lower customer prepayments at PG and TS and are expected to decrease further during fiscal 2003. Continuing severance programs, particularly at ICN, ICM and I&S will negatively impact cash flow from operating activities over approximately the next two years.

     Net cash used in investing activities within Operations was €406 million, compared to net cash provided of €715 million first quarter of fiscal 2002. The difference is attributable to proceeds from sales of businesses the first quarter of the prior year, which consisted of €716 million related to the sale of Mannesmann Sachs AG and €556 million from the sale of shares in Infineon. Proceeds from sales of long-term investments, intangibles and property plant and equipment totaled €162 million compared to €207 million in the first quarter of the prior year. Capital expenditures declined significantly compared to the prior year, especially at ICN, ICM and Osram.

     Net cash used in operating activities within the Financing and Real Estate component for the first quarter of fiscal 2003 was €34 million compared to net cash provided of €307 million in first quarter a year ago due primarily to a decrease in other current liabilities.

     Net cash used in investing activities in Financing and Real Estate was €123 million compared to net cash used of €26 million in the first quarter of fiscal 2002. The first quarter of fiscal 2003 reflects the effect net of collections, from the sale of accounts receivable by SFS, including asset securitization using SieFunds of negative €243 million. During the first quarter of fiscal 2002, collections on previously sold accounts receivable outpaced new sales by €86 million. As noted above, the Company is phasing down the sale of receivables as a current funding source.

     Net cash used in operating activities of Siemens worldwide was €685 million in first quarter of fiscal 2003 compared to €86 million the first quarter of fiscal 2002. Cash used in operating activities for the first quarter of fiscal 2003 included €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and the U.K. Changes in net working capital used €1.873 billion of cash in the first quarter of fiscal 2003 compared to €1.191 billion cash used in the same period a year ago. This decrease was due primarily to increases in inventories, the effect of receivable sales and lower liabilities in the first quarter of fiscal 2003.

     Net cash used in investing activities of Siemens worldwide was €452 million in the first quarter of fiscal 2003 compared to net cash provided of €393 billion in the first quarter of fiscal 2002, which included proceeds of €716 million related to the sale of Mannesmann Sachs AG and €556 million from the sale of shares in Infineon. Capital expenditures declined significantly compared to the prior year, due primarily to reduced expenditures at ICN, ICM and Osram and the deconsolidation of Infineon.

     Net cash used in operating and investing activities of Siemens worldwide was €1.137 billion compared to net cash provided of €307 million in the first quarter of fiscal 2002. (See also the discussion of net cash from operating and investing activities in the Segment Information Analysis above.)

     Net cash used in financing activities for Siemens worldwide was €995 million compared to net cash provided of €669 million in the first quarter of fiscal 2002. The current period included €727 million in repayment of debt, including the repurchase and retirement of €500 million notional amount of an original €2.500 billion Infineon exchangeable bond. The net change in short-term debt used net cash of €450 million.

     For Siemens worldwide, total net cash used by operating activities of €685 million, less net cash used in investing and financing activities of €1.447 billion as well as currency translation effects, resulted in €2.251 billion decrease in cash and cash equivalents, to €8.945 billion in the first quarter of fiscal 2003.

CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

     Siemens is committed to a strong financial profile, characterized by a conservative capital structure which gives us excellent financial flexibility.

     Our current credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

Moody's Investors
	Service	Standard & Poor's

Long-term debt	Aa3	AA–
Short-term debt	P-1	A-1+

     Moody’s Investor Service rates our long-term debt Aa3 (negative outlook). The rating classification of Aa is the second highest rating within the agency’s debt ratings category. The numerical modifier 3 indicates that our long-term debt ranks in the lower end of the Aa category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following five categories: Positive, Negative, Stable, Developing and Ratings Under Review. The outlook was changed from stable to negative during December 2002.

     Moody’s Investors Service’s rating for our short-term debt and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts generally with a maturity not exceeding one year.

     Standard & Poor’s rates our long-term debt AA– (stable outlook). Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “–” indicates that our long-term debt ranks in the lower end of the AA category. Our short-term debt and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the intermediate to longer-term. Rating outlooks fall into the following five categories: Positive, Negative, Stable, Developing and Not Meaningful.

     Siemens has no further agreements with nationally recognized statistical rating organizations to provide a long-term and short-term rating for our Company.

     The rating agencies have focused more specifically on an assessment of liquidity risk. Moody’s most recent liquidity risk assessment for Siemens at January 30, 2003, classified the liquidity profile of the Company as “very healthy.”

     Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. You should evaluate each rating independently of any other rating.

     Capital resources at December 31, 2002 included €8.945 billion in cash and cash equivalents. Corporate Treasury generally manages cash and cash equivalents for the entire Company, except in countries where local capital controls require otherwise. At December 31, 2002, Corporate Treasury managed approximately 90% of Siemens’ worldwide cash and cash equivalents. Corporate Treasury carefully manages placement of cash and cash equivalents subject to strict credit requirements and counterparty limits. Also, the Company holds €481 million in available-for-sale marketable securities, including shares in Epcos AG and a portion of our interest in Juniper Networks, Inc. In addition, our remaining shares in Infineon had a market value of approximately €2.0 billion based on the share price at December 31, 2002. In addition to these capital resources, SFS has established structures for raising funds through the sale of accounts receivable, either by issuing asset-backed securities under our SieFunds program or by selling portfolios of receivables directly to banks. Due to our ample capital resources, we are in the process of phasing down the use of the SieFunds structure. As a result, during the first quarter of fiscal 2003, Siemens did not sell any receivables through this program.

     Capital requirements include normal debt service and regular capital spending and cash requirements. Other commercial commitments, including primarily guarantees, are contingent upon the occurrence of specific events. Approximately €1.7 billion of debt including €247 million of commercial paper is scheduled to become due in the next twelve months. Capital spending programs have been reduced in line with more difficult market conditions. We plan capital expenditures for property, plant and equipment for the fiscal year ending September 30, 2003 to approximate expected depreciation expense for fiscal 2003. See also the discussion of pension plan funding below.

     We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 16, 2003. Such stock may be retired with the approval of the Supervisory Board or used to satisfy the Company’s obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan. We currently have no plans to exercise this authorization except to offer these shares to employees as stock options. Due to the pending expiration of this authorization, the Supervisory Board and the Managing Board proposed at our Annual Shareholders’ Meeting on January 23, 2003, to consider and vote upon a new resolution authorizing the repurchase and use of treasury stock. In addition, the Company is authorized by the German Stock Corporation Act (Aktiengesetz) to repurchase its shares to offer them for sale to its employees within the employee share programs. For further information with respect to the repurchase of shares for sale to employees see Notes to the Consolidated Financial Statements.

Principal Sources of Liquidity

     Our principal sources of liquidity is cash flow from operating and investing activities. This source is complemented by the substantial capital resources noted above. Our financial flexibility is further strengthened through a set of backstop facilities, commercial paper programs, and a medium-term note program. The backstop facilities consist of €4.3 billion in unused committed lines of credit. In addition, the Company has commercial paper programs, under which we typically issue instruments with a maturity of less than 90 days, of U.S.$3.0 billion in the U.S. domestic market and €3.0 billion in the euro market. The amount outstanding under both commercial paper programs was €247 million at December 31, 2002. Furthermore, our €5.0 billion Euro medium-term note program for the issuance of debt instruments grants us ready access to the euro medium-term note market. The amount outstanding under this program was €1.529 billion at December 31, 2002.

     We also have unused backstop facilities which are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. The backstop facilities at our disposal include a U.S.$3.0 billion multi-currency revolving loan facility expiring May 2007 provided by a syndicate of international banks, an aggregate of €1 billion revolving loan facility expiring February 2004 provided by two domestic banks, and a €400 million revolving loan facility expiring in July 2006 provided by a domestic bank. The U.S.$3.0 billion and the €400 million backstop facilities do not contain Material Adverse Change clauses of the type typically included in low-risk backstop facility agreements, whereas the €1 billion backstop facility does contain a standard Material Adverse Change clause. In general, rating agencies consider backstop facilities without such clauses as reliable sources of liquidity.

     Neither our commercial paper and medium-term note programs nor our backstop facilities have specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral support, except in the case of nonpayment of amounts when due.

     In addition to the above-described sources of liquidity, we constantly monitor funding options available in the capital markets as well as trends in the availability and cost of such funding, with a view to maintaining excellent financial flexibility and limiting undue repayment risks.

     Financing and Real Estate is also a key component in managing the financial affairs of the Company. As noted above, SFS has raised funds either by issuing asset-backed securities under our SieFunds program, or by selling portfolios of receivables directly to banks. Due to our ample capital resources, we are in the process of phasing down the use of the SieFunds assets securitization program. Accordingly, during the first quarter of fiscal 2003, no receivables were sold through the SieFunds structure. A full discussion of receivable securitization activities is provided below under “Asset Securitization and Sale of Receivables.”

Contractual Obligations and Commercial Commitments

     In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service as well as operating lease commitments. Other commercial commitments, including primarily guarantees of credit of third parties, are contingent upon the occurrence of specific events. Commercial commitments also include guarantees involving customer financing arrangements and our SieFunds program. Following is a detailed discussion of these contractual obligations and commercial commitments.

     The following table summarizes contractual obligations for future cash outflows at December 31, 2002:

	Payments due by period

		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Debt	11,743	1,659	2,821	3,527	3,736
Operating leases	2,536	421	752	556	807

Total contractual cash obligations	14,279	2,080	3,573	4,083	4,543

     Debt—At December 31, 2002, Siemens worldwide had €11.743 billion of short- and long-term debt, of which €1.659 billion is scheduled to become due within the next twelve months. Included in short-term debt is only €247 million of commercial paper, reflecting all amounts outstanding under our commercial paper programs, therefore limiting refinancing risk. The remainder is represented by bonds and other loans from banks coming due within the next twelve months. At December 31, 2002, the weighted average maturity of our bonds and notes due after one year was 4.7 years. At September 30, 2002, total debt was €12.346 billion.

     Debt for Siemens worldwide at December 31, 2002 consisted of the following:

	Short-Term	Long-Term	Total

	(€ in millions)
Notes and bonds	390	8,746	9,136
Loans from banks	837	144	981
Other financial indebtedness	390	961	1,351
Obligations under capital leases	42	233	275

Total debt	1,659	10,084	11,743

     Included in other financial indebtedness is an obligation of €377 million resulting from a contribution of real estate to the Siemens German Pension Trust. The transaction was accounted for as a financing because Siemens leases this property from the pension trust. Accordingly, no gain or loss was recognized in connection with the contribution. See also “Pension Plan Funding” below.

     Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support, except in the case of nonpayment of interest or principal.

     Our Corporate Treasury has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the Siemens subsidiary companies obtain financing primarily from local banks. Corporate Treasury lends funds via intracompany financing to the Operations and Financing and Real Estate components.

This intracompany financing together with intracompany liabilities among the components is shown under intracompany liabilities in the balance sheets. Under this approach, at December 31, 2002, €7.993 billion of such intracompany financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At December 31, 2002, the Financing and Real Estate component additionally held €154 million and €427 million in short-term and long-term debt, respectively, from external sources.

     In fiscal 2000, Siemens Nederland N.V., as the owner of the underlying shares of stock of Infineon Technologies AG, issued €2.5 billion of 1% exchangeable notes due in 2005. For fiscal years 2001 and 2002, this debt was recorded under Corporate, eliminations (Operations). As of October 1, 2002, this debt is recorded under Corporate Treasury. Of the €2.5 billion, a notional amount €500 million of the exchangeable notes was repurchased and retired, which resulted in a gain of €24 million.

     The capital structure of the Financing and Real Estate component at December 31, and September 30, 2002 consisted of the following:

	December 31,		September 30,
	2002		2002

	SFS	SRE	SFS	SRE

		(€ in millions)
Assets	8,588	3,900	8,681	4,090
Allocated Equity	1,080	920	930	920
Total debt	6,868	1,706	6,730	1,751
Therein intracompany financing	6,622	1,371	6,469	1,402
Therein debt from external sources	246	335	261	349
Debt to equity ratio	6.36	1.85	7.24	1.90

     Both Moody’s and Standard & Poor’s view Siemens Financial Services as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

     The allocated equity for SFS is determined and influenced by the respective credit ratings of the rating agencies and by the expected size and quality of its portfolio of leasing and factoring assets and equity investments and is determined annually. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards in banking. The actual risk profile of the SFS portfolio is monitored and controlled monthly and is evaluated against the allocated equity.

     Operating leases—At December 31, 2002, the Company had a total of €2.536 billion in total future payment obligations under non-cancelable operating leases.

     The following table summarizes contingent commercial commitments at December 31, 2002:

	Amount of commitment expiration per period

	Total amounts	Less than			After
Other commercial commitments	committed	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Lines of credit	53	53	—	—	—
Guarantees	4,131	2,803	357	826	145
Other commercial commitments	1,225	512	324	187	202

Total commercial commitments	5,409	3,368	681	1,013	347

     Lines of credit—At December 31, 2002, Siemens provided a total of €53 million in lines of credit, including a liquidity line of €30 million in support of SFS’ asset securitization activities of SieFunds. SieFunds has additional arrangements for liquidity lines from third parties independent of Siemens.

     Guarantees—Guarantees are principally represented by credit guarantees and guarantees of third-party performance. Credit guarantees cover the financial obligation of third parties in cases where Siemens is the vendor and/or contractual partner. See also “Customer Financing” below. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Also, the Company has provided indemnifications in connection with dispositions of business entities, which protect the buyer from tax, legal, and other risks related to the purchased business entity. Guarantees include an amount of €767 million at December 31, 2002 related to commitments of Siemens’ formerly owned defense electronics business, which was sold in 1998.

     The Company has adopted the disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). Accordingly, the total amount of €4.131 billion in the table above reflects the maximum potential amount of future payments that Siemens could be required to make under our outstanding guarantees at December 31, 2002. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Most of the guarantees have fixed or scheduled expiration dates, and in actual practice such guarantees are rarely drawn. For further information with respect to guarantees see Notes to the Consolidated Financial Statements.

     Other commercial commitments—The Company has commitments related to customer financing arrangements represented by approved but unutilized loans and guarantees of approximately €826 million at December 31, 2002. See “Customer Financing” below. Siemens also has commitments to make capital contributions of €105 million through Siemens Project Ventures (SPV) in connection with investments whose primary goal is the development of infrastructure projects. At December 31, 2002, Siemens had a small portfolio of nine infrastructure projects, seven in the power business and two in the telecommunications business. The largest of such commitment relates to Jawa Power, a power generation project in Indonesia. In connection with such projects, Siemens purchases insurance that covers certain specific project risks, particularly political risks. At December 31, 2002, the net equity investment in these projects totaled approximately €266 million. Other than capital contributions, Siemens has no other commercial commitments related to these projects.

     We also have commitments to make capital contributions totaling €251 million to certain project companies and to venture capital investments. Other commercial commitments also include €36 million in discounted bills of exchange and €7 million in collaterals and other commitments.

     Provisions—In the ordinary course of business Siemens establishes various types of provisions. At December 31, 2002, provisions for contract losses totaled approximately €1 billion. For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will occur predominately over the next two fiscal years. For a description of our significant contract losses, see Item 4: “Information on the Company—Long-Term Contracts and Contract Losses” contained in the Company’s Annual Report on Form 20-F for the year ended September 30, 2002.

Asset Securitization and Sale of Receivables

     Although not a principal source of liquidity for Siemens, asset securitization, together with limited direct sales of receivables to banks, have been a supplemental instrument of our financing strategy. Due to our ample capital resources, we are in the process of phasing down the use of the SieFunds program. During the first quarter of fiscal 2003, no receivables were sold through the SieFunds structure and at December 31, 2002, no significant amount of receivables were outstanding.

     Subordinated retained interests in these receivables amounted to less than €1 million at December 31, 2002, compared to €50 million at September 30, 2002. Subordinated retained interests are collected by Siemens after the underlying receivables are settled.

     At December 31, 2002, the sum of a transaction specific letter of credit to SieFunds and a program wide letter of credit amounted to €94 million compared to €137 million at September 30, 2002. We believe the likelihood is remote that these letters of credit would be accessed. Both letters of credit are included in the total amount of guarantees appearing in the table above.

     Additional liquidity lines provided to SieFunds were €30 million at December 31, 2002 compared to €222 million at September 30, 2002. We believe, however, based on historical experience that the likelihood that SieFunds would draw down these liquidity lines is remote.

     At December 31, 2002, SieFunds held accounts receivable originated by Siemens of €5 million compared to €249 million at September 30, 2002. The commercial paper issued by SieFunds have always received the highest available ratings from Standard & Poor’s and Moody’s of A-1+ and P-1, respectively.

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which changed the criteria for the consolidation of certain entities (variable interest entities – “VIE’s”). For additional information with respect to FIN 46, see Notes to Consolidated Financial Statements.

Pension Plan Funding

     Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of our domestic employees and many of our foreign employees. In order to fund Siemens’ obligations under the defined benefit plans, our major pension plans are funded with assets in segregated pension entities. These assets are managed by specialized asset managers. In general, the asset allocation is based on pension asset and liability studies and is reviewed on a regular basis. Siemens has established consistent reporting standards for the respective pension plans.

     Information about the funded status and the asset allocation of the Company’s principal pension benefit plans is presented in the following table (in € billions):

	December 31, 2002			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation (PBO) at end of period(1)	19.4	13.4	6.0	19.5	13.3	6.2

Fair value of plan assets	14.9	10.4	4.5	14.5	9.6	4.9

Under-funding at end of period	4.5	3.0	1.5	5.0	3.7	1.3

Asset allocation of total pension assets:
Equity	21%	12%	42%	33%	20%	60%
therein Infineon shares	2%	3%	—	3%	5%	—
Fixed income	66%	77%	39%	46%	58%	22%
Real estate	10%	10%	10%	8%	7%	9%
Cash	3%	1%	9%	13%	15%	9%

(1)	As of December 31, 2002 estimated

     In the table above, asset values as of September 30, 2002 are determined based on specific measurement dates. The measurement date for the Siemens German Pension Trust (domestic trust) is September 30. The measurement date for our principal foreign pension plans, primarily those in the U.S. and the U.K. is June 30. As of December 31, 2002, asset values for both the Siemens German Pension Trust and the foreign pension plans are based on market values at December 31, 2002.

     Funding— In October 2002, supplemental contributions were made to the Siemens German Pension Trust totaling €635 million, comprising €377 million in real estate and €258 million in cash. A supplemental cash contribution of €184 million was also made in October 2002 to the U.K. pension plan. Future funding decisions for the group’s pensions plans will be made based upon due consideration of developments affecting plan assets and pension liabilities as well as minimum funding requirements and local tax deductibility. See also “Critical Accounting Policies—Pension and Postretirement Benefit Accounting” below.

     Investment Return— Investment returns for the Siemens German Pension Trust from October 1 to December 31, 2002 amounted to €300 million, or a positive 10.3% determined on an annualized, market-related basis. For comparison, the expected return on plan assets for fiscal 2003 is 6.75%. From October 1 to December 31, 2002, the principal foreign pension plans had a positive investment return of €206 million calculated on a comparable basis to the expected return, which in the same period amounted to €80 million. As a result of a plan measurement date of June 30, the fair value of the plan assets of certain foreign plans, primarily in the U.S. and the U.K., as of December 31, 2002 also reflects the change in net asset values for the period July 1 to September 30, 2002, which amounted to a negative €551 million calculated on a comparable basis to the expected return, which in the same period amounted to €75 million.

     Asset Allocation— The table above details the allocation of assets in our principal pension benefit plans. During the quarter ended December 31, 2002, the investment in Infineon Technologies AG shares in worldwide plan assets was reduced from approximately 87 million to approximately 52 million shares. Accordingly, only 2% of the worldwide plan assets are invested in this stock. Shares of Infineon Technologies represented 3% of the total plan assets of the Siemens German Pension Trust. The principal foreign pension plans hold no shares in Infineon.

     The significant pension plan assumptions for the periods ending December 31, 2002 and September 30, 2002 and 2001 were as follows:

	Period ended,

	December 31, 2002			September 30, 2002			September, 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	6.0%	5.75%	6.4%	6.0%	5.75%	6.4%	6.2%	6.0%	6.7%
Siemens German Pension Trust	5.75%			5.75%			6.0%
U.S.	7.25%			7.25%			7.5%
U.K.	5.7%			5.7%			6.2%
Expected return on plan assets	6.7%	6.75%	6.7%	8.0%	8.25%	7.9%	8.8%	9.3%	7.8%
Siemens German Pension Trust	6.75%			8.25%			9.5%
U.S.	6.95%			9.0%			8.75%
U.K.	6.85%			7.2%			7.4%
Rate of compensation increase	3.1%	2.75%	3.9%	3.1%	2.75%	3.9%	3.3%	3.0%	4.1%
Siemens German Pension Trust	2.75%			2.75%			3.0%
U.S.	4.25%			4.25%			4.5%
U.K.	4.1%			4.1%			4.1%
Rate of pension progression	1.4%	1.25%	2.3%	1.4%	1.25%	2.3%	1.6%	1.5%	2.3%
Siemens German Pension Trust	1.25%			1.25%			1.5%
U.K.	2.5%			2.5%			2.5%

     The interest and service cost components of net periodic pension cost for each fiscal year were determined based upon the PBO as of the measurement date in the preceding fiscal year. The calculation of the expected return on plan assets component of net periodic pension cost was based on the rate provided for each respective year. For the Siemens German Pension Trust, the determination of the expected return on plan assets and the amortization of unrecognized losses components of net periodic pension costs are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over four quarters. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date.

     Net periodic pension cost—Total net periodic pension cost including service cost for the fiscal year ended September 30, 2003 will be approximately €1.0 billion. For the quarter ended December 31, 2002, net periodic pension cost was €252 million compared to €102 million in the first quarter of the prior year. In fiscal 2002, total net periodic pension cost including service cost was €447 million. The increase in net periodic pension cost compared to fiscal 2002 results from two important factors. First, the Company adjusted the expected rate of return on plan assets for the most significant pension plans as a result of a revised asset allocation and in expectation of lower market returns. This change results in a negative impact for the entire fiscal year 2003 of €220 million. Secondly, net periodic pension cost will increase in fiscal 2003 as a result of higher amortization of unrealized losses related to the Siemens German Pension Trust and for most of our foreign pension plans, especially in the U.S. and in U.K. Most of these unrealized losses are due to the effect of negative developments in the international capital markets during fiscal years 2002 and 2001. Also contributing to higher amortization of unrealized losses are effects arising due to the reduction of the plan discount rate assumptions.

     The service cost and amortization of prior service cost components of net periodic pension cost will increase for all of fiscal 2003 by approximately €30 million compared to fiscal 2002 to approximately €530 million due to a higher PBO resulting mainly from a decrease in discount rate assumptions. The service cost component for the Siemens German Pension Trust is currently reported centrally under Corporate, eliminations, whereas the service cost and amortization of prior service cost components for the foreign pension plans are allocated to the operating groups. All other components of net periodic pension cost are reported centrally under Corporate, eliminations for both the Siemens German Pension Trust and the foreign pension plans. As a result, non-allocated pension related expense within Corporate, eliminations will increase from €250 million in fiscal 2002 to approximately €780 million for the fiscal year ended September 30, 2003.

CUSTOMER FINANCING

     The following table presents customer financing commitments requiring approval of Siemens’ Corporate Executive Committee of the Managing Board at December 31, 2002 and September 30, 2002:

	Total loans and guarantees		Thereof

			Loans		Guarantees

	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2002	2002	2002	2002	2002	2002

			(in € billions)
Approved commitments	2.0	2.5	1.6	1.9	0.4	0.6
Utilized	1.2	1.6	0.9	1.1	0.3	0.5
Not utilized	0.8	0.9	0.7	0.8	0.1	0.1
Commitments under negotiation	0.1	—	0.1	—	—	—

Total	2.1	2.5	1.7	1.9	0.4	0.6

     Siemens’ strong financial profile enables us to selectively provide customers with financing. We also selectively assist customers in arranging financing from various third-party sources, including export credit agencies. This has historically been an important competitive advantage in such long-cycle businesses as power generation, transportation, and telecommunications. We also provide direct vendor financing and grant guarantees to banks in support of loans to Siemens customers and we may enter into a combination of the above arrangements. We evaluate such financing requirements on a very selective basis; we have forgone and will continue to forgo new business contracts if the financing risks are not justifiable relative to the rewards. Due to significantly lower levels of capital spending at most major telecommunications operators, however, requests for such financing have decreased.

     According to our credit approval process, the Corporate Executive Committee of the Managing Board must approve all customer financing projects of the Operations groups that exceed €25 million for customers with an investment-grade financing risk and €12.5 million for customers with a non-investment financing risk. In reviewing requests for such financings, which generally carry a substantially higher risk element than is incurred in the ordinary course of our business, we take into account various business aspects as well as financial risk factors. The financial risk factors are analyzed under a comprehensive standard risk assessment model comparable to those used by international banks. Such models are primarily driven by the rating of the customer. Absent a rating, we internally assess the credit-worthiness of the customer and the feasibility of the particular project, provided the cash flow of the project will be the primary source for the debt service. SFS conducts this risk assessment independent of the Operations groups, in support of the decision-making role of the Corporate Executive Committee. The Operations groups retain overall business responsibility for such financing arrangements, which impact Net capital employed.

     At December 31, 2002, approved and contractually committed financing totaled approximately €2.1 billion relating primarily to projects at ICN and ICM. The amount of approved and contractually committed financing at December 31, 2002 decreased compared to the €2.5 billion at September 30, 2002. For comparison, current net accounts receivable were €15.6 billion and €15.2 billion and net current and non-current loans and other accounts receivable were €4.7 billion and €5.2 billion at December 31, 2002 and September 30, 2002, respectively. Of the total €2.1 billion approved and contractually committed financing, €1.2 billion has been utilized either by providing supplier credits (approximately €928 million) or in the form of guarantees extended by Siemens to banks in support of their loans to Siemens’ customers (approximately €311 million). The largest exposures before taking provisions into account are financings to Orascom, Telecel group in various African countries (€126 million), which is partly covered by the export credit agency of the government of Belgium, Hutchison Whampoa group (€114 million) and Cell C in South Africa (€109 million).

     Also included in the €2.1 billion total is approximately €826 million which has been approved for customer financing but has not yet been utilized. The amount at September 30, 2002 was approximately €936 million. Included in the current period total are commitments to provide financing for three UMTS wireless network projects including a new financing for H3G S.p.A. in Italy (€288 million), and two projects shared with NEC Corp. of Japan including Retevisión Móviles S.A. (Amena) in Spain (€152 million) and Hutchison 3G Limited in Great Britain (approximately €104 million). Also included is a commitment related to BTS Tanayong in Thailand (€127 million).

     At December 31, 2002, €115 million of customer financing projects were approved in principle by the Corporate Executive Committee of the Managing Board but are still under negotiation. At September 30, 2002, we were not in negotiation on any customer financing commitments requiring approval of the Corporate Executive Committee of the Managing Board.

     Revenue and income for projects financed directly or indirectly by Siemens are recognized if the credit quality as evidenced by the customer’s rating or by the credit analysis performed by SFS (in support of the Corporate Executive Committee) meets certain parameters. Such parameters are equivalent to a minimum of single B rating category as awarded by rating agencies or based upon the ability to sell the financing without recourse to Siemens in the financial markets. Provisions are also established on an individual basis taking into account the credit-worthiness of the customer and the characteristics of the project being financed. Additionally, provisions are established considering the specific credit risks of certain countries. The provision levels are regularly reviewed. As a result of such review activity, we believe we have established appropriate provisions for the above financings.

MARKET RISKS

     The following discussion of market risk should be read in conjunction with Item 11: “Quantitative and Qualitative Disclosure About Market Risk” contained in the Company’s Annual Report on Form 20-F for the year ended September 30, 2002.

     Siemens has investments in publicly traded companies which are held for purposes other than trading. The market value of these investments as of December 31, 2002 was €430 million, with our 9.7% interest in Juniper Networks and our 12.5% interest in Epcos AG representing a large share. We also have an equity underlying of about €330 million in asset swaps, which are used to transform liquidity invested on a short-term basis into the intended asset allocation. An adverse move in equity prices of 20% would reduce the value of these investments by €151 million.

     This increase compared to the €129 million as of September 30, 2002 is principally due to rising market value of our investment in Juniper Networks.

     A simultaneous, parallel foreign exchange rate shift in which all currencies weaken against the euro by 10%, would lead to a decline in future cash flows of negative €37 million on December 31, 2002, and negative €79 million on September 30, 2002. This decrease results from further hedging of cash flows from operating business.

     There has been no significant change in the Company’s exposure to interest rate risk since September 30, 2002.

     The Company uses interest rate swap contracts primarily to reduce the risks related to the effects of changes in interest rates on most of its fixed-rate notes and bonds. For hedging strategies that meet the criteria of SFAS 133, the results of the interest rate swap contracts are offset by counter-movements of the underlyings. The notional amount of indebtedness hedged as of December 31, 2002 and September 30, 2002 was €6.086 billion and €6.146 billion, respectively. This resulted in 70% and 66% of the Company’s underlying notes and bonds being subject to variable interest rates as of December 31, 2002 and September 30, 2002, respectively. The net fair value of interest rate swap contracts used to hedge indebtedness against fixed rate movements as of December 31, 2002 and September 30, 2002 was positive €370 million and positive €305 million, respectively.

     In total, the Company’s derivative financial instruments had a net fair value of positive €953 million as of December 31, 2002 (September 30, 2002: positive €398 million) and were recorded on the consolidated balance sheet as other current assets of €1.169 billion (September 30, 2002: €623 million) and other current liabilities of €216 million (September 30, 2002: €225 million). The increase is due in large part to the effect of the strength of the euro against the U.S. dollar and the British pound.

CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements requires management estimates and assumptions that affect reported amounts and related disclosures. All estimates and assumptions are made to the best of management’s knowledge and belief in order to fairly present our financial position and the results of our operations. The following of our accounting policies are significantly impacted by such management judgment and estimates.

Revenue Recognition on Long-Term Contracts

     Our ICN, ICM, SBS, I&S, SD, PG, PTD and TS groups conduct a significant portion of their business under long-term contracts with customers. We generally account for long-term construction projects and certain long-term service contracts using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The managements of the Operating groups continually review all estimates involved in such long-term contracts and adjust them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by SFS, which performs such reviews in support of the Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, we recognize revenue for long-term contracts and financed projects based on the lower of cash if irrevocably received, or contract completion.

Accounts Receivable

     The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions.

As of December 31, 2002 and September 30, 2002, Siemens recorded a total valuation allowance for accounts receivable of €1.590 billion and €1.585 billion, respectively. Additionally, Siemens selectively assists customers, particularly in the telecommunication equipment area, through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate. Due to the previous high levels of capital spending and associated debt at most major telecommunications operators, however, requests for such financing have significantly decreased. The related credit approval process is described in detail above under “Customer Financing.”

Goodwill

     SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its book value including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its book value, a second step is performed which compares the fair value of the division’s goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment. As of December 31, 2002, the Company had total goodwill of €6.358 billion. For more information, see Notes to the consolidated financial statements.

Pension and Postretirement Benefit Accounting

     Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. We determine the market-related value of plan assets for the Siemens German Pension Trust based on the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. This value is the basis for the determination of the return on plan assets and amortization of unrecognized losses in the fiscal year following the actuarial valuation. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status of certain pension plans at their respective measurement dates, the additional minimum liability is recorded net of deferred tax assets in other comprehensive income. Our postretirement benefit costs and credits are developed in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions.

     The assumptions used for the calculation of net periodic pension cost in fiscal 2003 have already been determined. A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of €160 (€200) million. A one percentage point change in the assumption for expected return on plan assets would result in a decrease (increase) of €172 million. A one percentage point increase (decrease) in the rates of compensation increase and pension progression would result in a combined increase (decrease) of €320 (€280) million. If more than one of these assumptions were changed, the impact would not necessarily be the same as if only one assumption were changed in isolation. For a discussion of our current funding status and the impact of these critical assumptions, see Liquidity and Capital Resources—Capital Resources and Capital Requirements—Contractual Obligations and Commercial Commitments—Pension Plan Funding.

Accruals

     Significant estimates are involved in the determination of provisions related to contract losses and warranty costs. A significant portion of the business of certain of our operating groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records an accrual for contract losses when current estimates of total contract costs exceed contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, particularly in our Power business, and estimates involving warranty costs.

     This Interim Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate”, “believe”, “estimate”, “expect”, “intend” , “should” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens’ risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide

	2003	2002

Net sales	18,845	20,986
Cost of sales	(13,563)	(15,344)

Gross profit on sales	5,282	5,642
Research and development expenses	(1,295)	(1,547)
Marketing, selling and general administrative expenses	(3,508)	(3,901)
Other operating income (expense), net	215	391
Income (loss) from investments in other companies, net	4	(22)
Income (expense) from financial assets and marketable securities, net	27	(29)
Interest income, net	89	24

Income before income taxes	814	558
Income taxes	(302)	(97)
Minority interest	(27)	77

Income before cumulative effect of change in accounting principle	485	538
Cumulative effect of change in accounting principle, net of income taxes	36	—

Net income	521	538

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.55	0.61
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	0.59	0.61

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.55	0.61
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	0.59	0.61

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2002 and 2001
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and
	Siemens worldwide		Corporate Treasury(3)		Operations		Real Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	18,845	20,986	(371)	67	18,688	20,403	528	516
Cost of sales	(13,563)	(15,344)	372	(144)	(13,535)	(14,824)	(400)	(376)

Gross profit on sales	5,282	5,642	1	(77)	5,153	5,579	128	140
Research and development expenses	(1,295)	(1,547)	—	(168)	(1,295)	(1,379)	—	—
Marketing, selling and general administrative expenses	(3,508)	(3,901)	(1)	(87)	(3,436)	(3,742)	(71)	(72)
Other operating income (expense), net	215	391	(16)	304	197	47	34	40
Income (loss) from investments in other companies, net	4	(22)	—	(17)	(18)	(8)	22	3
Income (expense) from financial assets and marketable securities, net	27	(29)	31	(39)	(10)	8	6	2
Interest income (expense) of Operations, net	13	(18)	—	—	13	(18)	—	—

EBIT(1) from Operations	—	—	—	—	604	487	—	—
Other interest income (expense), net	76	42	58	91	(2)	(66)	20	17
Gains on sales and dispositions of significant business interests	—	—	—	(332)	—	332	—	—

Income (loss) before income taxes	814	558	73	(325)	602	753	139	130
Income taxes(2)	(302)	(97)	(27)	138	(223)	(200)	(52)	(35)
Minority interest	(27)	77	—	2	(27)	75	—	—

Income (loss) before cumulative effect of change in accounting principle	485	538	46	(185)	352	628	87	95
Cumulative effect of change in accounting principle, net of income taxes	36	—	—	—	39	—	(3)	—

Net income (loss)	521	538	46	(185)	391	628	84	95

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.55	0.61
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	0.59	0.61

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.55	0.61
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	0.59	0.61

(1)	EBIT is measured as earnings before financing interest, income taxes and certain one-time items. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to Siemens’ figures.

(2)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes. The corresponding figures for the fiscal 2002 period are calculated based on the consolidated effective corporate tax rate excluding Infineon.

(3)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 period are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in “Income (loss) from investments in other companies, net” in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2002 and September 30, 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and
	Siemens worldwide		Corporate Treasury		Operations		Real Estate

	12/31/02	9/30/02	12/31/02	9/30/02	12/31/02	9/30/02	12/31/02	9/30/02

ASSETS
Current assets
Cash and cash equivalents	8,945	11,196	7,969	10,269	938	873	38	54
Marketable securities	481	399	21	25	443	356	17	18
Accounts receivable, net	15,560	15,230	(9)	(7)	12,114	12,058	3,455	3,179
Intracompany receivables	—	—	(9,820)	(13,284)	9,746	13,209	74	75
Inventories, net	10,903	10,672	(24)	(5)	10,837	10,592	90	85
Deferred income taxes	1,166	1,212	79	64	1,082	1,143	5	5
Other current assets	5,941	5,353	1,202	1,028	3,666	3,306	1,073	1,019

Total current assets	42,996	44,062	(582)	(1,910)	38,826	41,537	4,752	4,435

Long-term investments	5,040	5,092	—	2	4,737	4,797	303	293
Goodwill	6,358	6,459	—	—	6,271	6,369	87	90
Other intangible assets, net	2,275	2,384	—	—	2,252	2,362	23	22
Property, plant and equipment, net	11,305	11,742	1	2	7,472	7,628	3,832	4,112
Deferred income taxes	3,614	3,686	829	764	2,631	2,771	154	151
Other assets	4,352	4,514	93	103	1,498	1,304	2,761	3,107
Other intracompany receivables	—	—	(1,001)	(931)	1,001	931	—	—

Total assets	75,940	77,939	(660)	(1,970)	64,688	67,699	11,912	12,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,659	2,103	628	1,143	877	785	154	175
Accounts payable	7,929	8,649	(5)	6	7,742	8,453	192	190
Intracompany liabilities	—	—	(7,900)	(7,776)	2,245	1,799	5,655	5,977
Accrued liabilities	9,785	9,608	30	18	9,498	9,445	257	145
Deferred income taxes	657	661	(249)	(206)	670	647	236	220
Other current liabilities	13,077	13,691	417	375	12,338	12,853	322	463

Total current liabilities	33,107	34,712	(7,079)	(6,440)	33,370	33,982	6,816	7,170

Long-term debt	10,084	10,243	8,816	6,833	841	2,974	427	436
Pension plans and similar commitments	4,844	5,326	—	—	4,819	5,299	25	27
Deferred income taxes	197	195	(17)	(50)	98	119	116	126
Other accruals and provisions	3,387	3,401	28	28	3,062	3,068	297	305
Other intracompany liabilities	—	—	(2,408)	(2,341)	177	45	2,231	2,296

	51,619	53,877	(660)	(1,970)	42,367	45,487	9,912	10,360

Minority interests	518	541	—	—	518	541	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,145,917,515 and 1,145,917,335 shares, respectively
Issued: 890,374,181 and 890,374,001 shares, respectively	2,671	2,671
Additional paid-in capital	5,053	5,053
Retained earnings	21,992	21,471
Accumulated other comprehensive income (loss)	(5,811)	(5,670)
Treasury stock, at cost. 2,156,495 and 49,864 shares, respectively	(102)	(4)

Total shareholders’ equity	23,803	23,521	—	—	21,803	21,671	2,000	1,850

Total liabilities and shareholders’ equity	75,940	77,939	(660)	(1,970)	64,688	67,699	11,912	12,210

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2002 and 2001
(in millions of €)

			Eliminations,
			reclassifications and				Financing and
	Siemens worldwide		Corporate Treasury		Operations		Real Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Cash flows from operating activities
Net income	521	538	46	(185)	391	628	84	95
Adjustments to reconcile net income to cash provided
Minority interest	27	(77)	—	(2)	27	(75)	—	—
Amortization, depreciation and impairments	786	1,003	—	209	684	683	102	111
Deferred taxes	22	(235)	—	(183)	23	(45)	(1)	(7)
Gains on sales and disposals of businesses and property, plant and equipment, net	(27)	(361)	—	(332)	(13)	(2)	(14)	(27)
Losses (gains) on sales of investments, net	2	(16)	—	7	2	(23)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	332	—	(332)	—	—
(Gains) losses on sales and impairments of marketable securities, net	(1)	2	—	—	(1)	2	—	—
(Income) loss from equity investees, net of dividends received	(33)	33	—	16	(17)	16	(16)	1
Change in current assets and liabilities
(Increase) decrease in inventories, net	(530)	89	—	86	(523)	(91)	(7)	94
(Increase) decrease in accounts receivable, net	(126)	(61)	(33)	291	(89)	(320)	(4)	(32)
Increase (decrease) in outstanding balance of receivables sold	(458)	(86)	(243)	(86)	(215)	—	—	—
(Increase) decrease in other current assets	(164)	(62)	(42)	(215)	(90)	190	(32)	(37)
Increase (decrease) in accounts payable	(574)	(1,206)	(9)	(354)	(570)	(919)	5	67
Increase (decrease) in accrued liabilities	255	(353)	—	(25)	275	(342)	(20)	14
Increase (decrease) in other current liabilities	(276)	488	296	341	(433)	108	(139)	39
Supplemental contributions to pension trusts	(442)	—	—	—	(442)	—	—	—
Change in other assets and liabilities	333	218	165	48	160	181	8	(11)

Net cash (used in) provided by operating activities	(685)	(86)	180	(52)	(831)	(341)	(34)	307
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(597)	(949)	—	(149)	(528)	(688)	(69)	(112)
Acquisitions, net of cash acquired	(33)	(22)	—	—	(33)	(22)	—	—
Purchases of investments	(69)	(123)	—	(65)	(68)	(56)	(1)	(2)
Purchases of marketable securities	(13)	(14)	(11)	—	(2)	(14)	—	—
Increase in receivables from financing activities	(53)	(90)	(170)	(168)	—	—	117	78
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	243	86	—	—	(243)	(86)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	235	299	—	—	162	207	73	92
Proceeds from sales and dispositions of businesses	52	1,272	—	—	52	1,272	—	—
Proceeds from sales of marketable securities	26	20	15	—	11	16	—	4

Net cash (used in) provided by investing activities	(452)	393	77	(296)	(406)	715	(123)	(26)
Cash flows from financing activities
Proceeds from issuance of capital stock	—	1	—	—	—	1	—	—
Proceeds from issuance of debt	202	55	202	55	—	—	—	—
Repayment of debt	(727)	—	(727)	—	—	—	—	—
Change in short-term debt	(450)	655	(455)	763	37	(86)	(32)	(22)
Change in restricted cash	—	(2)	—	(2)	—	—	—	—
Dividends paid to minority shareholders	(20)	(40)	—	—	(20)	(40)	—	—
Intracompany financing	—	—	(1,483)	240	1,309	(12)	174	(228)

Net cash (used in) provided by financing activities	(995)	669	(2,463)	1,056	1,326	(137)	142	(250)
Effect of deconsolidation of Infineon on cash and cash equivalents	—	(383)	—	(383)	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(119)	57	(94)	29	(24)	27	(1)	1
Net increase (decrease) in cash and cash equivalents	(2,251)	650	(2,300)	354	65	264	(16)	32
Cash and cash equivalents at beginning of period	11,196	7,802	10,269	6,860	873	907	54	35

Cash and cash equivalents at end of period	8,945	8,452	7,969	7,214	938	1,171	38	67

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the three months ended December 31, 2002 and year ended September 30, 2002
(in millions of €)

				Accumulated Other
				Comprehensive Income (Loss)

		Additional		Cumulative	Available-		Minimum	Treasury
	Capital	Paid-in	Retained	Translation	for-sale	Derivative	Pension	Shares
	Stock	Capital	Earnings	Adjustment	Securities	Instruments	Liability	at Cost	Total

Balance at October 1, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

Net income	—	—	2,597	—	—	—	—	—	2,597
Change in currency translation adjustment	—	—	—	(533)	—	—	—	—	(533)
Change in unrealized gains and losses	—	—	—	—	(239)	36	(1,418)	—	(1,621)

Total comprehensive income	—	—	2,597	(533)	(239)	36	(1,418)	—	443
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of capital stock	6	152	—	—	—	—	—	—	158
Purchase of capital stock	—	—	—	—	—	—	—	(167)	(167)
Re-issuance of treasury stock	—	—	—	—	—	—	—	163	163

Balance at September 30, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

Net income	—	—	521	—	—	—	—	—	521
Change in currency translation adjustment	—	—	—	(239)	—	—	—	—	(239)
Change in unrealized gains and losses	—	—	—	—	58	40	—	—	98

Total comprehensive income	—	—	521	(239)	58	40	—	—	380
Purchase of capital stock	—	—	—	—	—	—	—	(98)	(98)

Balance at December 31, 2002	2,671	5,053	21,992	(371)	(127)	99	(5,412)	(102)	23,803

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended December 31, 2002 and 2001 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales

	2003	2002	2003	2002	2003	2002	2003	2002

Operations
Information and Communication Networks (ICN)	1,940	2,627	1,714	2,437	90	103	1,804	2,540
Information and Communication Mobile (ICM)	2,509	3,318	2,828	3,093	28	34	2,856	3,127
Siemens Business Services (SBS)	1,394	1,900	974	1,072	293	395	1,267	1,467
Automation and Drives (A&D)	2,234	2,365	1,683	1,692	299	266	1,982	1,958
Industrial Solutions and Services (I&S)	1,067	1,165	729	813	200	227	929	1,040
Siemens Dematic (SD)	612	763	589	793	33	11	622	804
Siemens Building Technologies (SBT)	1,254	1,397	1,155	1,243	51	69	1,206	1,312
Power Generation (PG)	2,270	4,093	1,767	2,129	18	5	1,785	2,134
Power Transmission and Distribution (PTD)	1,109	1,649	757	934	45	68	802	1,002
Transportation Systems (TS)	1,100	1,853	1,076	958	4	3	1,080	961
Siemens VDO Automotive (SV)	2,133	2,023	2,130	2,027	3	—	2,133	2,027
Medical Solutions (Med)	1,958	1,970	1,815	1,765	16	5	1,831	1,770
Osram	1,123	1,099	1,118	1,054	5	45	1,123	1,099
Corporate, eliminations	(1,091)	(1,846)	335	344	(1,067)	(1,182)	(732)	(838)

Total Operations	19,612	24,376	18,670	20,354	18	49	18,688	20,403
Reconciliation to financial statements	—	—	—	—	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—

Operations income before income taxes/total assets	—	—	—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column repeated]

					Net cash from					Amortization,
			Net capital		operating and			Capital		depreciation and
	EBIT		employed		investing activities			spending(1)		impairments(2)

	2003	2002	12/31/02	9/30/02	2003		2002	2003	2002	2003	2002

Operations
Information and Communication Networks (ICN)	(151)	(124)	905	1,100	33		(187)	35	134	111	134
Information and Communication Mobile (ICM)	59	37	2,141	1,973	(112)		(396)	73	69	72	82
Siemens Business Services (SBS)	12	32	371	264	(101)		(88)	37	39	61	72
Automation and Drives (A&D)	179	173	2,208	2,197	163		(13)	39	47	55	56
Industrial Solutions and Services (I&S)	(33)	2	288	315	(43)		(100)	12	16	12	11
Siemens Dematic (SD)	12	11	1,071	975	(89)		(63)	9	16	15	15
Siemens Building Technologies (SBT)	43	45	1,802	1,778	(36)		(84)	23	38	35	36
Power Generation (PG)	409	302	296	(144)	(46)		399	56	61	32	36
Power Transmission and Distribution (PTD)	40	20	926	928	58		(18)	12	21	16	18
Transportation Systems (TS)	68	50	(505)	(741)	(161)		76	28	45	15	11
Siemens VDO Automotive (SV)	73	(6)	3,902	3,746	(84)		(43)	180	95	89	85
Medical Solutions (Med)	245	212	3,495	3,414	(20)		167	74	94	50	47
Osram	106	78	2,316	2,436	145		(11)	67	86	69	70
Corporate, eliminations	(458)	(345)	(1,103)	(2,486)	(944	)(3)	735 (3)	(16)	5	52	10

Total Operations	604	487	18,113	15,755	(1,237)		374	629	766	684	683
Reconciliation to financial statements	—	—	46,575	51,944	—		—	—	—	—	—
Other interest expense	(2)	(66)	—	—	—		—	—	—	—	—
Gains on sales and dispositions of significant business interests	—	332	—	—	—		—	—	—	—	—

Operations income before income taxes/total assets	602	753	64,688	67,699	—		—	—	—	—	—

Financing and Real Estate
Siemens Financial Services (SFS)	136	122	109	94	27	27	136	121
Siemens Real Estate (SRE)	396	397	65	48	331	349	396	397
Eliminations	—	—	—	—	(4)	(2)	(4)	(2)

Total Financing and Real Estate	532	519	174	142	354	374	528	516

Eliminations, reclassifications and Corporate Treasury	1	495	1	490	(372)	(423)	(371)	67

Siemens worldwide	20,145	25,390	18,845	20,986	—	—	18,845	20,986

[Additional columns below]

[Continued from above table, first column repeated]

	Income before
	income taxes		Total assets

Financing and Real Estate
Siemens Financial Services (SFS)	84	42	8,588	8,681	(157)		299		42	70	54	60
Siemens Real Estate (SRE)	55	88	3,900	4,090	50		24		28	44	48	51
Eliminations	—	—	(576)	(561)	(50	)(3)	(42	)(3)	—	—	—	—

Total Financing and Real Estate	139	130	11,912	12,210	(157)		281		70	114	102	111

Eliminations, reclassifications and Corporate Treasury	73	(325)	(660)	(1,970)	257	(3)	(348	)(3)	—	214	—	209

Siemens worldwide	814	558	75,940	77,939	(1,137)		307		699	1,094	786	1,003

(1)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(2)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(3)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation

     The accompanying consolidated financial statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its consolidated financial statements in euros, (“€”).

     Interim financial statements—The accompanying consolidated balance sheet as of December 31, 2002, the consolidated statements of income and cash flow for the three months ended December 31, 2002 and 2001 and the consolidated statements of changes in shareholders’ equity for the three months ended December 31, 2002 are unaudited. In the opinion of management, these unaudited consolidated financial statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2002, are not necessarily indicative of future results.

Financial statement presentation

     The financial data of the Company is presented in the following components. The Company’s reportable segments are included in the Operations and Financing and Real Estate components.

•	Siemens worldwide—Represents the consolidated financial statements of the Company.

•	Operations—Operations are defined as Siemens’ thirteen Operating segments including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.

•	Financing and Real Estate—Siemens’ Financing and Real Estate segments are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—This component combines the consolidation of transactions among Operations and Financing and Real Estate with certain worldwide reclassifications. This component also includes the Company’s Corporate Treasury activities.

     Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company’s net investment in Infineon is included within “Long-term investments” in the consolidated balance sheets, and its share of the net income or losses of Infineon is included as part of “Income (loss) from investments in other companies, net” in the consolidated statements of income. The consolidated results of operations and cash flows of Infineon for the two months ended November 2001 are included in “Eliminations, reclassifications and Corporate Treasury.”

     The Company’s presentation of Operations, Financing and Real Estate, and Corporate Treasury reflects the management of these components as distinctly different businesses, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting and valuation principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders’ equity to the Financing and Real Estate business based on a management approach oriented towards the inherent risk evident in the underlying assets. The remaining amount of total shareholders’ equity is shown under Operations. The financial data presented for the Operations and Financing and Real Estate components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP.

     The information disclosed in these footnotes relates to Siemens worldwide unless otherwise stated.

2.	Summary of significant accounting policies

     The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below.

     Basis of consolidation—The consolidated financial statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies—companies in which Siemens, directly or indirectly, has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies—are recorded in the consolidated financial statements using the equity method of accounting.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current period presentation.

     Accounting changes—On October 1, 2002, Siemens adopted Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. As a result of adopting SFAS 143, income of €59 (€36 net of income taxes) has been recorded as a cumulative effect of a change in accounting principle, primarily in connection with the Company’s remediation and environmental accrual related to the decommissioning of the facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (“Hanau facilities”) as well as the facilities in Karlstein, Germany (“Karlstein facilities”). See Note 16 for further information.

     On October 1, 2002, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Siemens applied the provisions of SFAS 144 prospectively and the adoption of SFAS 144 did not have a material impact on the Company’s financial statements.

     Recent accounting pronouncements— In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of SFAS 146 will materially affect its financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (see Note 18 and for information related to product warranties, see below) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Accruals for product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis except for consumer products, which are accrued for on an aggregate basis. The estimates reflect historic trends of warranty costs as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Siemens has early adopted the disclosure provisions of SFAS 148 (see below).

     Pursuant to SFAS 123, Siemens has elected to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans (see Note 19). The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS 123:

	Three months ended
	December 31,

	2002	2001

Net income
As reported	521	538
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	—	18
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(33)	(10)

Pro forma	488	546

Basic earnings per share
As reported	0.59	0.61
Pro forma	0.55	0.61
Diluted earnings per share
As reported	0.59	0.61
Pro forma	0.55	0.61

     In November 2002, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. The Company is currently evaluating the impact the adoption of EITF Issue No. 00-21 will have on its financial statements.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which interprets Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities – “VIE’s”) to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is currently evaluating the impact the adoption of FIN 46 will have on its financial statements.

3.	Other operating income (expense), net

	Three months ended
	December 31,

	2002	2001

Gains (losses) on sales and disposals of businesses, net	16	332
Gains (losses) on sales of property, plant and equipment, net	11	29
Other	188	30

	215	391

     “Gains (losses) on sales and disposals of businesses, net” for the three months ended December 31, 2001 relates to the sale of 23.1 million shares of Infineon in open market transactions.

4.	Income (loss) from investments in other companies, net

	Three months ended
	December 31,

	2002	2001

Income from investments	7	20
Share in earnings (losses) from equity investees, net	33	(33)
Gains on sales of investments	2	23
Losses on sales of investments	(4)	(7)
Write-downs on investments	(38)	(25)
Other	4	—

	4	(22)

     “Share in earnings (losses) from equity investees, net” for the first three months of fiscal 2003 includes negative €17, representing Siemens’ share in the net loss of Infineon. The equity share of Infineon’s net loss following deconsolidation in the same quarter of the prior year was a negative €60.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

5.	Income (expense) from financial assets and marketable securities, net

	Three months ended
	December 31,

	2002	2001

Gains (losses) on sales of available-for-sale securities, net	1	(2)
Other financial gains (losses), net	26	(27)

	27	(29)

6.	Interest income, net

	Three months ended
	December 31,

	2002	2001

Interest income (expense) of Operations, net	13	(18)
Other interest (expense) income, net	76	42

Total net interest income	89	24

Thereof: Interest and similar income	209	264
Thereof: Interest and similar expense	(120)	(240)

     “Interest income (expense) of Operations, net” includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. “Other interest (expense) income, net” includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities as well as interest income on corporate assets.

7.	Marketable securities

     The following tables summarize the Company’s investment in available-for-sale securities:

	December 31, 2002

			Unrealized

	Cost	Fair Value	Gain	Loss

Equity securities	256	281	41	16
Debt securities	51	51	—	—
Fund securities	149	149	2	2

	456	481	43	18

	September 30, 2002

			Unrealized

	Cost	Fair Value	Gain	Loss

Equity securities	238	199	9	48
Debt securities	52	53	1	—
Fund securities	158	147	1	12

	448	399	11	60

     Unrealized gains (losses) on available-for-sale securities included in accumulated other comprehensive income (loss) (AOCI) are shown net of applicable deferred income taxes, as well as tax effects which were previously provided but were reversed into earnings upon the changes in the German tax law enacted in October 2000. Those tax effects amounted to €134 and will remain in AOCI until such time as the entire portfolio of available-for-sale securities in Germany is liquidated.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

8.	Accounts receivable, net

	December 31,	September 30,
	2002	2002

Trade receivables from the sale of goods and services, net	14,077	13,882
Receivables from sales and finance leases, net	1,266	1,146
Receivables from associated and related companies, net	217	202

	15,560	15,230

     Related companies are those in which Siemens has an ownership interest of less than 20% and no significant influence over their operating and financial policies.

9.	Inventories, net

	December 31,	September 30,
	2002	2002

Raw materials and supplies	2,423	2,430
Work in process	1,614	1,674
Costs and earnings in excess of billings on uncompleted contracts	5,998	5,572
Finished goods and products held for resale	3,397	3,385
Advances to suppliers	698	544

Subtotal	14,130	13,605
Advance payments received	(3,227)	(2,933)

	10,903	10,672

10.	Other current assets

	December 31,	September 30,
	2002	2002

Taxes receivable	1,416	1,320
Loans receivable	858	905
Other receivables from associated and related companies	456	466
Other	3,211	2,662

	5,941	5,353

11.	Long-term investments

	December 31,	September 30,
	2002	2002

Investment in associated companies	4,128	4,120
Miscellaneous investments	912	972

	5,040	5,092

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     “Investments in associated companies” as of December 31, 2002 and September 30, 2002 includes €2,408 and €2,441, respectively, related to the Company’s equity investment in Infineon. The market value of the Company’s investment in Infineon (based upon the Infineon share price) at the end of December 31, 2002 and September 30, 2002 was €2,001 and €1,606, respectively. As a result of the Siemens German Pension Trust’s sale of 35 million Infineon shares during the first quarter of fiscal 2003, Siemens voting interest in Infineon decreased to 26.6% as of December 31, 2002 (see table below).

	December 31, 2002			September 30, 2002

			shares in			shares in
			thousands			thousands

Siemens’ ownership interest	39.7%		286,292	39.7%		286,292
Less: Non-voting trust’s interest			200,000			200,000

Siemens’ voting interest	16.6	%*	86,292	16.6	%*	86,292
Siemens German Pension Trust’s voting interest	10.0	%*	52,053	16.7	%*	87,053

Siemens’ total voting interest	26.6	%*	138,345	33.3	%*	173,345

*	Based upon total Infineon shares outstanding at December 31, 2002 and September 30, 2002, respectively, less 200 million shares contributed to the Non-voting trust (see Note 3 to the consolidated financial statements contained in the Company’s annual report on Form 20-F for the year ended September 30, 2002 for a description of the Non-voting trust). Siemens’ total voting interest is 19.2% and 24.0%, respectively, based on the total shares outstanding.

12.	Goodwill, other intangible assets, and property, plant and equipment

	December 31,	September 30,
	2002	2002

Goodwill	6,358	6,459

Other intangible assets	3,902	3,938
Less: accumulated amortization	(1,627)	(1,554)

Other intangible assets, net	2,275	2,384

Property, plant and equipment	30,558	30,961
Less: accumulated depreciation	(19,253)	(19,219)

Property, plant and equipment, net	11,305	11,742

     “Goodwill” increased by €87 from minor acquisitions at SBS and PG, and decreased by €168 from currency translation effects and by €20 from minor dispositions primarily at SD. During the first three months of fiscal 2003, no goodwill was impaired or written off.

     “Other intangible assets” include patents, software, licenses and similar rights. As of December 31, 2002, “Other intangible assets” includes €1,483 for software. The accumulated amortization for software amounts to €498. The amortization expense of “Other intangible assets” for the first three months of fiscal 2003 and 2002 was €141 and €136, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of  €, except where otherwise stated and per share amounts)

     The table below presents the carrying amount of goodwill per segment:

	December 31,	September 30,
	2002	2002

Operations
Information and Communication Networks (ICN)	255	254
Information and Communication Mobile (ICM)	96	109
Siemens Business Services (SBS)	274	230
Automation and Drives (A&D)	309	283
Industrial Solutions and Services (I&S)	65	92
Siemens Dematic (SD)	562	581
Siemens Building Technologies (SBT)	436	442
Power Generation (PG)	593	598
Power Transmission and Distribution (PTD)	145	148
Transportation Systems (TS)	120	108
Siemens VDO Automotive (SV)	1,530	1,528
Medical Solutions (Med)	1,795	1,898
Osram	91	98
Financing and Real Estate
Siemens Financial Services (SFS)	87	90
Siemens Real Estate (SRE)	—	—

	6,358	6,459

13.	Other assets

	December 31,	September 30,
	2002	2002

Long-term portion of receivables from sales and finance leases	2,158	2,320
Prepaid pension assets	393	197
Long-term loans receivable	520	557
Other	1,281	1,440

	4,352	4,514

14.	Accrued liabilities

	December 31,	September 30,
	2002	2002

Employee related costs	2,612	2,637
Income and other taxes	1,669	1,574
Product warranties	1,675	1,634
Accrued losses on uncompleted contracts	824	864
Other	3,005	2,899

	9,785	9,608

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The current and noncurrent accruals for product warranties developed as follows:

Three months ended
December 31, 2002

Accrual as of beginning of period	2,094
Amount charged to expense in current period (additions)	204
Reduction due to payments in cash or in kind (usage)	(96)
Foreign exchange translation adjustment	(30)
Other changes related to existing warranties	(43)

Accrual as of end of period	2,129

15.	Other current liabilities

	December 31,	September 30,
	2002	2002

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	5,716	6,054
Payroll and social security taxes	2,226	2,305
Sales and other taxes	1,014	941
Bonus obligations	784	1,073
Liabilities to associated and related companies	378	372
Deferred income	733	786
Accrued interest	231	151
Other liabilities	1,995	2,009

	13,077	13,691

16.	Other accruals and provisions

	December 31,	September 30,
	2002	2002

Remediation and environmental accruals	657	705
Deferred income	270	281
Product warranties	454	460
Other long-term accruals	2,006	1,955

	3,387	3,401

     The Company has significant asset retirement obligations relating to the decommissioning of its Hanau and Karlstein facilities, which had been used in the production of uranium and mixed-oxide fuel elements. The Company had previously recorded liabilities for such obligations based on estimated future cash flows discounted using a risk-free rate. Therefore, the impact of the adoption of SFAS 143 principally relates to the application of current credit-adjusted risk-free interest rates. The interest rates for the environmental liabilities relating to the decommissioning of the Hanau and Karlstein facilities, previously ranging from approximately 4% to 5%, have been adjusted to a range from approximately 3% to 6%.

     The cumulative effect of initially applying SFAS 143 amounted to a positive €36 (net of income taxes). The liability for asset retirement obligations as of December 31, 2002 totals €642. Had SFAS 143 been applied as of September 30, 2002, September 30, 2001 and October 1, 2000, the impact on the liability recorded, net income and earnings per share would not have been material.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

17.	Shareholders’ equity

Capital increases

     In the first three months of fiscal 2003, capital stock increased by €5 hundred through the issuance of 180 shares from the conditional capital as settlement to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2002.

Treasury stock

     In the first three months of fiscal 2003, Siemens repurchased a total of 2,107,000 shares at an average price of €46.63 and sold 369 shares to employees. The repurchased shares will be sold to employees at a preferential price during the second quarter of fiscal 2003.

18.	Guarantees and other commitments

	December 31,	September 30,
	2002	2002

Discounted bills of exchange	36	51

Guarantees
Credit guarantees	744	945
Guarantees of third-party performance	1,667	1,678
Other guarantees	1,720	1,960

Total	4,131	4,583

Collateral for third party liabilities	7	17

     In accordance with FIN 45, the table above provides the undiscounted amount of maximum potential future payments for each major group of guarantee.

     Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one year and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. In connection with the formation of Infineon as a separate legal entity, Siemens has guarantees relating to business obligations of Infineon that could not be transferred to Infineon for legal, technical or practical reasons. With respect to such guarantees, Siemens has guaranteed the indebtedness of ProMOS, a subsidiary of Infineon, up to the amount of €61, which is included in credit guarantees and for which Siemens has received a backup guarantee from Infineon. As of December 31, 2002, the Company has accrued €178 relating to credit guarantees compared to €191 at September 30, 2002.

     Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to five years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. In actual practice, such guarantees are rarely drawn and therefore no significant liability has been recognized in connection with these guarantees. Performance bonds also include an amount of €767 at December 31, 2002, related to commitments of Siemens’ formerly owned defense electronics business, which was sold in 1998.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal, and other risks related to the purchased business entity. Also included in other guarantees is a guarantee for Infineon totaling €313 with respect to contingent liabilities for government grants previously received. Infineon has agreed to indemnify Siemens against any losses relating to this guarantee. As of December 31, 2002 and September 30, 2002, the total accruals for other guarantees amounted to €321 and €284, respectively.

19.	Stock-based compensation

     On November 14, 2002, the Supervisory Board and Managing Board granted options to 5,814 key executives for approximately 9.4 million shares of which options for 345,000 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price was €53.70 which is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of up to three years.

     Details on option activity and weighted average exercise prices for the three months ended December 31, 2002 are as follows:

		Weighted Average
	Options	Exercise Price

Outstanding, beginning of period	11,648,767	€82.85
Granted on November 14, 2002	9,397,005	€53.70
Options exercised	—	—
Options forfeited	(78,228)	€73.66

Outstanding, end of period	20,967,544	€69.82

Exercisable, end of period	4,665,796	€76.41

Fair value information

     The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value of the options granted on November 14, 2002 under the 2001 Siemens Stock Option Plan was €9.80 per option. The assumptions for calculating the fair value of grants made during the first quarter of fiscal year 2003 are as follows:

Assumptions
at grant
date

Risk-free interest rate	3.31%
Expected dividend yield	2.23%
Expected volatility	53.49%
Expected option life	3 years
Estimated weighted average fair value per option	€9.80
Fair value of total options granted during first quarter of fiscal year 2003	€92

     The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options may have characteristics that vary significantly from traded options and because changes in subjective assumptions can materially affect the fair value of the option, it is management’s opinion that existing models do not necessarily provide a single reliable measure of fair value.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

20.	Earnings per share

	Three months ended
	December 31,

	2002	2001

	(shares in thousands)
Net income	521	538
Weighted average shares outstanding – basic	889,801	888,245
Effect of dilutive stock options	—	33

Weighted average shares outstanding – diluted	889,801	888,278
Basic earnings per share	0.59	0.61
Diluted earnings per share	0.59	0.61

21.	Segment information

     The Company’s reportable segments are organized based on the nature of products and services provided.

     The segment information is subdivided on a primary level into three components: Operations (which includes 13 reportable segments and “Corporate, eliminations”, see below), Financing and Real Estate (which includes the reportable segments SFS and SRE), and Eliminations, reclassifications and Corporate Treasury. As Siemens deconsolidated Infineon as of December 5, 2001, the results of operations from Infineon for the first two months of the prior fiscal year are included in Eliminations, reclassifications and Corporate Treasury. The accounting policies of these components, as well as the individual reportable segments, are generally the same as those used for Siemens worldwide and described in the summary of significant accounting policies (Note 2). Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations segments. The Company’s profitability measure for its Operations segments is earnings before financing interest, certain pension costs, income taxes and certain one-time items (EBIT). All pension related costs other than service costs of foreign pension plans are included in the line item “Corporate, eliminations.” Interest related to accounts receivable to customers, cash allocated to the segments, and accounts payable to suppliers are part of EBIT.

     Net capital employed is the asset measure used to assess the performance for the Operations segments. It represents total assets less tax assets, less certain accruals and less non-interest bearing liabilities other than tax liabilities.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Corporate, eliminations

     Corporate, eliminations in the column EBIT consists of:

	Three months ended
	December 31,

	2002	2001

Corporate items	(194)	(201)
Investment earnings (losses)	35	(24)
Non-allocated pension related expense	(217)	(63)
Eliminations, other	(82)	(57)

	(458)	(345)

     For the three months ended December 31, 2002, “Investment earnings (losses)” include €17 representing Siemens’ at-equity share in the net loss incurred by Infineon which was €60 in the prior year. “Non-allocated pension related expense” for the first three months of fiscal 2003 was negatively affected by changes in pension trust net asset values, lower return assumptions and increased amortization expense related to the underfunding of the Company’s pension trusts. In addition to quarterly expense of €198, “Non-allocated pension related expense” for the first three months of fiscal 2003 includes €19 charge relating to payments to the German pension insurance association (Pensionssicherungsverein).

Reconciliation to financial statements

     “Other interest expense” of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

     “Gains on sales and dispositions of significant business interests” are shown under Reconciliation to financial statements. For the first three months of fiscal 2002, this amount includes a gain of €332 from the sale of 23.1 million Infineon shares in open market transactions.

     The following table reconciles total assets of the Operations component to Net capital employed as disclosed in Segment information according to the above definition:

	December 31,	September 30,
	2002	2002

Total assets	64,688	67,699
Intracompany financing receivables and investments	(10,735)	(14,127)
Tax related assets	(4,101)	(4,350)
Pension plans and similar commitments	(4,819)	(5,299)
Accruals	(6,711)	(6,690)
Liabilities to third parties	(20,209)	(21,478)

Total reconciliation	(46,575)	(51,944)

Net capital employed	18,113	15,755

Financing and Real Estate

     The Company’s performance measurement for its Financing and Real Estate segments is income before income taxes. In contrast to the performance measurement used for the Operations segments, interest income and expense is an important source of revenue and expense for Financing and Real Estate.

     For the three months ended December 31, 2002 and 2001, income before income taxes at SFS includes interest revenue of €119 and €134, respectively, and interest expense of €71 and €82, respectively.

     For the three months ended December 31, 2002 and 2001, income before income taxes at SRE includes interest revenue of €3 and €5, respectively, and interest expense of €31 and €40, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, certain currency and interest rate derivative instruments. For the three months ended December 2001, the results of operations from Infineon for the first two months of that period are included.

     For the three months ended December 31, 2002, “Income before income taxes” also includes a gain of €24 from the repurchase and the retirement of €500 notional amount of the exchangeable notes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

/s/ CHARLES HERLINGER

Charles Herlinger Vice President and Corporate Controller

/s/ DANIEL SATTERFIELD

Daniel Satterfield Director

Date: January 31, 2003